Registration No. 333-45343

             As filed with the Securities and Exchange Commission
                                on May 15, 1998

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                          PRE-EFFECTIVE AMENDMENT TO
                                   FORM S-6


             FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
        SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

                      LIFE INSURANCE SEPARATE ACCOUNT OF
                          USAA LIFE INSURANCE COMPANY
                             (Exact Name of Trust)

                          USAA LIFE INSURANCE COMPANY
                              (Name of Depositor)
                        9800 Fredricksburg Road, C-3-W
                           San Antonio, Texas 78288
         (Complete Address of Depositor's Principal Executive Offices)

                             DWAIN A. AKINS, ESQ.
               Assistant Vice President and Assistant Secretary
                          USAA Life Insurance Company
                        9800 Fredricksburg Road, C-3-W
                           San Antonio, Texas 78288
               (Name and Complete Address of Agent for Service)

                 Please send copies of all communications to:

                              GARY O. COHEN, ESQ.
                        Freedman, Levy, Kroll & Simonds
                   1050 Connecticut Avenue, N.W., Suite 825
                            Washington, D.C. 20036
                                (202) 457-5107

               Title and Amount of Securities Being Registered:
                     An Indefinite Amount of Interests in
                      Life Insurance Separate Account of
                          USAA Life Insurance Company
               Under Variable Universal Life Insurance Policies

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This filing is made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940.

                    RECONCILATION AND TIE BETWEEN ITEMS IN
                        FORM N-8B-2 AND THE PROSPECTUS

                      LIFE INSURANCE SEPARATE ACCOUNT OF
                          USAA LIFE INSURANCE COMPANY


ITEM NO. OF FORM N-8B-2 *          CAPTION IN PROSPECTUS**
1                                  Cover Page

2                                  Cover Page

3                                  Not Applicable

4                                  Policy Distribution

5                                  Definitions

6                                  Separate Account

7                                  Not Required***

8                                  Not Required***

9                                  Legal Matters

10                                 Death  Benefit;   Other  Policy   Benefits;
                                   Payment  of Policy  Benefits;  Transfer  of
                                   Cash Value; Loans; Surrenders; Policy Lapse
                                   and   Reinstatement;   Investment   Options
                                   Voting  Privileges;  Investment  Options  -
                                   Additions or Changes to Investment Options;
                                   The Contract

11                                 Investment Options

12                                 Investment Options

13                                 The Policy at a Glance - Policy Charges and
                                   Deductions;  The  Policy at a Glance - Fund
                                   Fees  and  Other   Expenses;   Charges  and
                                   Deductions; USAA Life

14                                 Policy Issuance; Premium Payments


                                     iii


15                                 Premium Payments; Investment Options

16                                 Premium  Payments - Allocation of Premiums;
                                   Investment Options

17                                 Death  Benefit;   Other  Policy   Benefits;
                                   Payment  of Policy  Benefits;  Transfer  of
                                   Cash Value; Loans; Surrenders; Policy Lapse
                                   and Reinstatement

18                                 Tax Matters - Taxation of Policy  Proceeds:
                                   Our Taxes;  Separate  Account;  Charges and
                                   Deductions - Monthly Deductions:  Mortality
                                   and   Expense   Risk   Charge;    Financial
                                   Statements

19                                 USAA Life; Reports and Records

20                                 Not Applicable

21                                 Loans

22                                 Not Applicable

23                                 Not Applicable**

24                                 Charges   and   Deductions;   Cash   Value;
                                   Telephone  Transactions;  Free Look  Right;
                                   Postponement   of  Payments;   More  Policy
                                   Information

25                                 USAA Life

26                                 Not Applicable

27                                 USAA Life

28                                 USAA Life -  Directors  of USAA Life;  USAA
                                   Life Officers (other than Directors)

29                                 USAA Life

30                                 Not Applicable

31                                 Not Applicable

32                                 Not Applicable


                                      iv


33                                 Not Applicable

34                                 Not Applicable

35                                 Policy Distribution

36                                 Not Required***

37                                 Not Applicable

38                                 Policy Distribution

39                                 Policy Distribution

40                                 Not Applicable

41                                 Policy Distribution; Investment Options

42                                 Not Applicable

43                                 Not Applicable

44                                 Charges  and  Deductions  - Other  Charges;
                                   Investment Options

45                                 Not Applicable

46                                 Charges  and  Deductions  - Other  Charges;
                                   Investment Options

47                                 Not Applicable

48                                 Not Applicable

49                                 Not Applicable

50                                 Not Applicable

51                                 Not Applicable**

52 Investment Options - Additions or Changes to Investment Options


                                      v


53                                 Tax Matters - Taxation of USAA Life

54                                 Not Applicable

55                                 Not Applicable**

56                                 Not Required***

57                                 Not Required***

58                                 Not Required***

59                                 Not Required***


      * Registrant includes this Reconciliation and Tie Sheet in the amendment to its Registration Statement in compliance with Instruction 4 as to the Prospectus as set out in Form S-6. Registrant filed a Notification of Registration as an investment company on Form N-8A and a Form N-8B-2 Registration Statement under the Investment Company Act of 1940 on January 30, 1998. Pursuant to Sections 8 and 30(b)(1) of the Investment Company Act of
1940, Rule 30a-1 under that Act, and Forms N-8B-2 and N-SAR under that Act, Registrant will keep its Form N-8B-2 Registration Statement current through the filing of periodic reports required by the Securities and Exchange Commission.


      ** Caption in Prospectus, to the extent relevant to this Form. Certain items are not relevant pursuant to the administrative practice of the Commission and its staff of adapting the disclosure requirements of the Commission's registration statement forms in recognition of the differences between variable life insurance policies and other periodic payment plan certificates issued by investment companies and between separate accounts organized as management companies and unit investment trusts.

      *** Not required pursuant to Instruction 1(a) as to the Prospectus as set out in Form S-6.

VARIABLE UNIVERSAL LIFE INSURANCE POLICY


Offered By                                                   Prospectus dated:
                                                                    ______1998
USAA LIFE INSURANCE COMPANY
9800 Fredericksburg Road, San Antonio, Texas 78288
Telephone:  toll free 1-800-531-8000


      This Prospectus describes a Variable Universal Life Insurance Policy ("Policy") that we are offering, through our Life Insurance Separate Account, to individual members of the United Services Automobile Association ("USAA"), the parent company of the USAA Group of Companies, as well as to the general public.

      The Policy offers you:

      o     Life  insurance  protection  guaranteed by USAA Life.  SEE "Policy
            Benefits."

      o 12 investment options, available through the Separate Account, including Funds of USAA LIFE INVESTMENT TRUST, THE ALGER AMERICAN FUND, SCUDDER VARIABLE LIFE INVESTMENT FUND, and BT INSURANCE FUNDS TRUST. SEE "Investment Options" and the accompanying Fund prospectuses for a description of the Funds.

      o     Flexible premium payments. SEE "Premium Payments."

      Please read this Prospectus carefully and keep it for future reference. Your Prospectus and Policy may reflect variations required by the laws of your state. This Prospectus is not valid unless accompanied by the current prospectuses for the Funds. Defined terms used in this Prospectus appear at the end of this booklet.


      THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE POLICIES ARE SOLELY THE OBLIGATIONS OF USAA LIFE AND ARE NOT THE OBLIGATIONS OF, OR GUARANTEED BY, ANY ONE ELSE. THE POLICY DOES NOT HAVE A MINIMUM GUARANTEED CASH VALUE, WHICH MEANS THAT YOU BEAR THE ENTIRE INVESTMENT RISK THAT YOUR POLICY CASH VALUE COULD DECLINE TO ZERO.


      YOU MAY CANCEL THE POLICY WITHIN 10 DAYS AFTER RECEIVING IT, OR SUCH LONGER PERIOD AS THE LAWS OF YOUR STATE MAY REQUIRE.


                              [FRONT COVER PAGE]

                               TABLE OF CONTENTS

                                                                          PAGE


DEFINITIONS                                                                 5
THE POLICY AT A GLANCE                                                      9
QUESTIONS AND ANSWERS                                                      13
POLICY INFORMATION                                                         17
         POLICY ISSUANCE                                                   17
                  Who May Purchase a Policy                                17
                  How to Purchase a Policy                                 17
                  Effective Date of Your Policy                            17
         PREMIUM PAYMENTS                                                  18
                  Methods of Payment                                       18
                  Amount and Frequency of Payments                         18
                  Allocation of Premiums                                   18
                  Planned Periodic Premium Payments                        19
                  Annual Target Premium Payment                            19
         INVESTMENT OPTIONS                                                20
                  Additions or Changes to Investment Options               22
                  Voting Privileges                                        22
                  Special Considerations                                   23
         POLICY LAPSE AND REINSTATEMENT                                    23
                  Lapse                                                    23
                  Grace Period                                             23
                  Guaranteed Death Benefit                                 24
                  Reinstatement                                            24
         CHARGES AND DEDUCTIONS                                            25
                  Premium Charge                                           25
                  Monthly Deductions From Cash Value                       25
                  Separate Account Charges                                 26
                  Transfer Charges                                         27
                  Surrender Charges                                        27
                  Other Charges                                            28
                  Deduction of Charges                                     28
         DEATH BENEFIT                                                     28
                  Choosing Between Option A and Option B                   28
                  Illustrations of Option A and Option B                   29
                  Changing Your Death Benefit Option                       29
                  Changing Your Policy's Specified Amount                  30
         OTHER POLICY BENEFITS                                             31
                  Optional Insurance Benefits                              31
                  Benefits at Maturity                                     32
         PAYMENT OF POLICY BENEFITS                                        33
                  Payment of Death Benefit                                 33
                  Payment of Maturity Benefit                              33

                  Death Benefit Payment Options                            33
         CASH VALUE                                                        34
                  Calculating Your Value
                    in the Variable Fund Accounts                          35
         TRANSFER OF VALUE                                                 35
         LOANS                                                             36
                  Loan Collateral                                          36
                  Loan Interest                                            36
                  Repayment of Indebtedness                                37
                  Effect of Policy Loans                                   37
         SURRENDERS                                                        37
                  Full Surrenders                                          38
                  Partial Surrenders                                       38
         TELEPHONE TRANSACTIONS                                            38
         FREE LOOK RIGHT                                                   39
         POSTPONEMENT OF PAYMENTS                                          39
MORE POLICY INFORMATION                                                    39
         OWNERS AND BENEFICIARIES                                          39
                  Owners                                                   39
                  Beneficiaries                                            40
         CALCULATING YOUR COST OF INSURANCE                                40
                  Net Amount at Risk                                       41
                  Net Amount at Risk - More Than One Rate Class            41
                  Cost of Insurance Rates                                  42
         MINIMUM AMOUNT INSURED                                            42
         THE CONTRACT                                                      43
         INCONTESTABILITY                                                  43
         MISSTATEMENT OF AGE OR SEX                                        44
         SUICIDE EXCLUSION                                                 44
         NON-PARTICIPATING POLICY                                          44
         REPORTS AND RECORDS                                               44
PERFORMANCE INFORMATION                                                    45
OTHER INFORMATION                                                          46
         USAA LIFE                                                         46
                  Directors of USAA Life                                   46
                  Officers (other than Directors)                          47
         SEPARATE ACCOUNT                                                  50
         POLICY DISTRIBUTION                                               50
         TAX MATTERS                                                       51
                  Taxation of Policy Proceeds                              51
                  Taxation of USAA Life                                    56
         STATE REGULATION OF USAA LIFE                                     57
         LEGAL MATTERS                                                     57

         EXPERTS                                                           57
         REGISTRATION STATEMENT                                            58
         FINANCIAL STATEMENTS                                              58

                                  DEFINITIONS


IN THIS PROSPECTUS:

ACCUMULATION UNIT or UNIT means an accounting unit of measure that we use to calculate values in each Variable Fund Account.

ADMINISTRATIVE CHARGE means a monthly charge deducted from the Policy's cash value during the first Policy Year only. It compensates us for the start-up expenses incurred in issuing the Policy. It is shown on the Policy Information Page.

ANNIVERSARY means the same date each succeeding year as the Effective Date of the Policy.

ANNUAL TARGET PREMIUM PAYMENT means an annual amount of premium payment that we establish when we issue your Policy and that is shown on the Policy Information Page. We use it to determine whether a premium charge will be deducted from premium payments, whether a surrender charge is imposed on a full surrender, and whether the Guaranteed Death Benefit applies.

BENEFICIARY means the person or entity designated to receive the death benefit upon the Insured's death.

CASH SURRENDER VALUE means your Policy cash value less the surrender charge, if any, payable on full surrender of your Policy.

CASH VALUE, on the Effective Date, means the Net Premium less the Monthly Deduction for the following month. Thereafter, on any Valuation Date, cash value means the sum of your Policy's value invested in the Variable Fund Accounts plus, if applicable, any value transferred from the Separate Account to USAA Life's general account to secure any Policy loan, plus any interest earnings credited on the value held in the general account, less the amount of any outstanding loan including any unpaid loan interest, and less any Monthly Deductions, transfer charges, and partial surrender charges applied through that date.

DATE OF RECEIPT means the date actually received at our Home Office, subject to two exceptions: (1) if received on a date other than a Valuation Date, the Date of Receipt will be the following Valuation Date; and (2) if received on a Valuation Date after close of regular trading of the New York Stock Exchange, the Date of Receipt will be the following Valuation Date.

DEATH BENEFIT means the benefit paid in accordance with the death benefit option in effect on the Insured's death, reduced by any Indebtedness and any due and unpaid Monthly Deductions, and increased by any optional insurance benefits provided by rider.

DEATH BENEFIT OPTION means one of the two death benefit options that the Policy provides, namely, Option A and Option B. Option A is the greater of the current Specified Amount or the Minimum Amount Insured. Option B is the greater of the current Specified Amount, plus the Policy's cash value, or the Minimum Amount Insured.

EFFECTIVE DATE means the date we approve the application and issue your Policy or the date we approve any increase in Specified Amount under your Policy. The Effective Date is shown on the Policy Information Page.

FREE LOOK PERIOD means the period of time required by state law during which you may return the Policy for cancellation and receive a refund. If you request cancellation of the Policy during the Free Look Period, we will refund the greater of the premium payments your have paid or the value of the Variable Fund Accounts as of the Date of Receipt of your request to cancel plus any premium charge, Monthly Deduction and mortality and expense charge that we have deducted. The Free Look Period is shown on the Policy Information Page.

FUND means an investment portfolio that has specific investment objectives and policies and is offered by a Mutual Fund.

GUARANTEED DEATH BENEFIT means that we guarantee your Policy will not lapse during the first five Policy Years and that we will pay a Death Benefit if you have paid a sufficient amount of premium.

HOME  OFFICE  means  USAA  Life  Insurance   Company,   USAA  Building,   9800
Fredericksburg Road, San Antonio, Texas 78288.

INDEBTEDNESS means the sum of all unpaid Policy loans and any unpaid accrued interest due on such loans.

INSURED means the person whose life is insured. The Insured is identified on the Policy Information Page. The Insured may or may not be the Owner.

LAPSE means your Policy has terminated because of insufficient cash value from which to deduct the Monthly Deduction and any loan interest then due. No insurance coverage exists when your Policy has lapsed.

MAINTENANCE CHARGE means a monthly charge deducted from the Policy's cash value. It compensates us for recurring administrative expenses related to the maintenance of the Policy and the Separate Account. It is shown on the Policy Information Page.

MATURITY DATE means the date that we will pay your Policy's cash value to you, as long as the Policy has not terminated because of lapse, full surrender, or the Insured's death. The Maturity Date is shown on the Policy Information Page.

MONTHLY ANNIVERSARY means the same date of each succeeding month as the Effective Date of your Policy.

MONTHLY DEDUCTION means a charge we make under your Policy each month against the Policy's cash value. The charge is equal to:

      1) the cost of insurance and any riders, plus
      2) the administrative charge that is applied during the first 12 months that the Policy is in effect, plus
      3) the maintenance charge.

MINIMUM AMOUNT INSURED means the amount of life insurance required by the Internal Revenue Code to qualify your Policy as life insurance and to exclude the Death Benefit from a Beneficiary's taxable income.

MUTUAL FUND means an open-end investment company under federal securities law. It may offer shares of several different Funds for investment.

NET ASSET VALUE means the current value of each Fund's total assets, less all liabilities, divided by the total number of shares outstanding.

NET PREMIUM PAYMENT means the amount of a premium payment less the Policy's premium charge.

NOTICE TO US means your signed statement that we receive at our Home Office and that is in a form satisfactory to us.

OWNER means the person to whom we owe the rights and privileges of the Policy.

POLICY INFORMATION PAGE means the page that identifies certain information about the Policy and specifies certain terms of the Policy.

POLICY YEAR means a period of 12 calendar months starting with the Effective Date of the Policy, and each 12-month period thereafter. For example, if your Policy was issued on July 15, your first Policy Year would end on the following July 14. Each subsequent Policy Year would start on July 15 and end on July 14.

PREMIUM CHARGE means an amount that we deduct from premium payments to compensate us for sales charges and taxes related to the Policy.

SEPARATE ACCOUNT means the Life Insurance Account of USAA Life Insurance Company. The Separate Account is an investment account established under Texas law through which we invest the Net Premium Payments received for investment in the Variable Fund Accounts under the Policy. The Separate Account is divided into subdivisions called the Variable Fund Accounts. Each Variable Fund Account invests the Net Premium Payments allocated to it in a particular

Fund. We own the assets of the Separate Account. To the extent that the assets are equal to the reserves and other contractual liabilities, they are not chargeable with liabilities arising out of any other business of ours. The income, gains, and losses, realized or unrealized, from the assets of the Separate Account are credited or charged against the Separate Account without regard to other income, gains or losses of ours. The Separate Account is registered as an investment company under federal securities law.

SPECIFIED AMOUNT means the minimum death benefit payable as long as the Policy is in effect. It is also the amount of life insurance we issue. It is shown on the Policy Information Page.

SURRENDER CHARGE means an amount that we may deduct from your Policy's cash value if you surrender your Policy in full.

VALUATION DATE means any business day, Monday through Friday, on which the New York Stock Exchange is open for regular trading, except

      1) any day on which the value of the shares of a Fund is not computed, or
      2) any day during which no order for the purchase, surrender or transfer of Accumulation Units is received.

VALUATION PERIOD means the period of time from the end of any Valuation Date to the end of the next Valuation Date.

VARIABLE FUND ACCOUNT means a subdivision of the Separate Account in which you may invest Net Premium Payments. There are several Variable Fund Accounts under the Policy. Each Variable Fund Account corresponds to a particular Fund. Net Premium Payments allocated to a Variable Fund Account are invested in a particular Fund.

The Variable Fund Accounts are also referred to in this Prospectus as Accounts.

WE, OUR, US, or USAA Life means USAA Life Insurance Company.

YOU, YOUR or YOURS refers to the Owner of the Policy.

                            THE POLICY AT A GLANCE

      The following is a snapshot of the Policy. Please refer to the remainder of the Prospectus for further details and other information.

 -----------------------------------------------------------------------------

PREMIUM PAYMENTS AND WITHDRAWALS
MINIMUM AMOUNTS

    INITIAL PREMIUM                     Depends on Specified Amount of insurance coverage
    SUBSEQUENT PREMIUMS                 Depends on Specified Amount of insurance coverage
    WITHDRAWALS                         None

 -----------------------------------------------------------------------------

INSURANCE BENEFITS
DEATH BENEFITS
    OPTION A                            Greater of Specified Amount or Minimum Amount Insured
    OPTION B                            Greater of Specified Amount plus cash value or Minimum Amount Insured
    MINIMUM COVERAGE REQUIRED           $100,000 ($25,000 for Insureds under age 18)
    MINIMUM INCREASE OR DECREASE        $25,000, subject to $50,000 minimum coverage amount ($25,000 for
     IN COVERAGE                         Insureds under age 18) with certain exceptions

    OPTIONAL INSURANCE                  Accelerated Benefit for Terminal Illness
    BENEFITS AVAILABLE                  Accidental Death Benefit
    BY RIDER                            Children Term Life Insurance
                                        Extended Maturity Date
                                        Waiver of Monthly Deduction in Event of Permanent Disability

    BENEFITS AT MATURITY                Current Policy cash value

 -----------------------------------------------------------------------------

POLICY CHARGES AND DEDUCTIONS
PREMIUM CHARGE                           3% from each premium payment received
                                         until 10 Annual Target Premium
                                         Payments paid

MONTHLY DEDUCTIONS FROM CASH VALUE


     COST OF INSURANCE CHARGE (1)
     (PER $1000 OF NET AMOUNT AT        Current              Guaranteed Maximum (3)
      RISK)
     MALE (AGE 35) (2)
          STANDARD                      $0.13                       $0.23
          STANDARD PLUS                 $0.11                       $0.23
          PREFERRED                     $0.06                       $0.14
          PREFERRED PLUS                $0.05                       $0.14
          PREFERRED ULTRA               $0.05                       $0.14

     FEMALE (AGE 35) (2)

          STANDARD                      $0.08                       $0.17
          STANDARD PLUS                 $0.08                       $0.17
          PREFERRED                     $0.05                       $0.13
          PREFERRED PLUS                $0.04                       $0.13
          PREFERRED ULTRA               $0.03                       $0.13

(1) The cost of insurance charge for an Insured depends on the age, sex, and rate class of the Insured. See "Calculating Your Cost of Insurance."

(2)   Based on the approximate average issue age of 35 for the Insured.

(3) Based on the 1980 Commissioners Standard Ordinary Mortality Table. The maximum cost of insurance charge, which is imposed at age 99, is $1,000 per $1,000 of net amount at risk.

     ADMINISTRATIVE CHARGE              $10 (applies only during first Policy Year)
     MAINTENANCE CHARGE                 $5
     TERMINAL ILLNESS RIDER             None
     ACCIDENTAL DEATH BENEFIT RIDER     $.07 per $1,000 coverage
     CHILDREN TERM LIFE INSURANCE       $.50 per $1,000 coverage
       RIDER
     EXTENDED MATURITY DATE RIDER       None
     WAIVER OF MONTHLY DEDUCTION        Depends on age of Insured
        RIDER

TRANSFER CHARGE                         $0 for first six transfers each Policy Year; $25 per transfer in excess of six per Policy Year

SEPARATE ACCOUNT CHARGES

    MORTALITY AND EXPENSE CHARGE        0.75% of net assets of Separate Account4
    FEDERAL INCOME TAX CHARGE           Currently none (5)


SURRENDER CHARGES

    PARTIAL SURRENDER                   Lesser of $25 or 2% of amount withdrawn
    FULL SURRENDER                      Maximum of 50% of Annual Target Premium Payment (declines each Policy year to 0% after the 10th Policy Year)

(4) The Mortality and Expense Charge is deducted on a daily basis at an annual rate of 0.75% of the value of each Variable Fund Account.

(5) There is currently no Federal Income Tax Charge deducted from the assets of the Separate Account, because USAA Life does not currently incur any income tax on the earnings or the realized capital gains attributable to the Separate Account.

 -----------------------------------------------------------------------------

FUND FEES AND OTHER EXPENSES

                                                                                      Total Fund              Total Fund
                                             Other Expenses        Other Expenses     Operating Expenses      Operating Expenses
                             Management      Before Expense        After Expense      Before Expense          After Expense
                                Fees         Reimbursement         Reimbursement      Reimbursement           Reimbursement (6)
                             ----------      --------------        --------------     ------------------      ------------------
USAA LIFE
INVESTMENT TRUST

  Money Market Fund               .20%               .50%                .15%                  .70%                    .35%
  Income Fund                     .20%               .32%                .15%                  .52%                    .35%
  Growth and Income
    Fund                          .20%               .14%                .14%                  .34%                    .34%
  World Growth Fund               .20%               .39%                .39%                  .59%                    .59%
  Diversified Assets
    Fund                          .20%               .22%                .15%                  .42%                    .35%
  Aggressive Growth
    Fund                          .50%               .35%                .20%                  .85%                    .70%
  International Fund              .65%               .59%                .45%                 1.24%                   1.10%


ALGER AMERICAN
FUND

  Growth Portfolio                .75%               .04%                .04%                  .79%                    .79%


SCUDDER VARIABLE LIFE
INVESTMENT FUND

  Capital Growth
  Portfolio Class A
    Shares                       .475%              .035%                .035%                 .51%                    .51%


BT INSURANCE
FUNDS TRUST

Equity 500 Index Fund             .20%              2.58%                .10%                 2.78%                    .30%
Small Cap Index Fund              .35%              2.92%                .10%                 3.27%                    .45%
EAFE(R) Equity Index Fund

                                  .45%              2.30%                .20%                 2.75%                    .65%

(6) The fee and expense figures shown with respect to each Fund are based on amounts incurred during the most recent fiscal year. During this period, certain expense reimbursement arrangements had the effect of reducing expenses actually paid by certain Funds of the USAA Life Investment
      Trust, and the BT Insurance Funds Trust, respectively. The expense reimbursement arrangements for the Funds of the USAA Life Investment Trust exist pursuant to an Underwriting and Administrative Services Agreement, under which USAA Life, out of its general account, has agreed to assume Fund expenses to the extent that such expenses exceed, on an annual basis, .65% of the monthly average net assets of the World Growth Fund, .70% of the monthly average net assets of the Aggressive Growth Fund, 1.10% of the monthly average net assets of the International Fund, and .35% of the monthly average net assets of each other Fund. This Agreement is terminable by any party thereto upon 120 days' notice to the other parties. Pursuant to a voluntary expense reimbursement arrangement, Bankers Trust reimburses the BT Funds for certain expenses so that the Equity 500 Index Fund, Small Cap Index Fund and EAFE (R) Equity Index Fund total operating expenses will not exceed .30%, .45%, and .65%, respectively. Such expense reimbursements may be terminated at the discretion of Bankers Trust.


 -----------------------------------------------------------------------------

TRANSFERS
NUMBER OF FREE               6 per Policy Year
TRANSFERS

MINIMUM AMOUNT OF            $250 (or remaining value in Variable Fund Account, if less)
TRANSFER

 -----------------------------------------------------------------------------

LOANS
MINIMUM LOAN                 None
ACCOUNT

MAXIMUM LOAN                 85% of  cash surrender value
AMOUNT

MAXIMUM INTEREST RATE        6% payable in advance, 4.5% preferred rate payable in advance

                             QUESTIONS AND ANSWERS

      The following are answers to some basic questions about the Policy. Please read the remainder of this Prospectus for further details.

WHAT KIND OF LIFE INSURANCE IS THE POLICY?

      The Policy is a FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY. The Policy is called "flexible premium" because it gives you the flexibility to vary the amount and frequency of your premium payments, within certain limits. SEE "Premium Payments." The Policy is called "variable" life insurance because your cash value, your cost of insurance charges, and your life insurance (death) benefits can vary according to your investment in one or more Variable Fund Accounts. SEE "Cash Value," "Charges and Deductions - Monthly Deductions," and "Death Benefit." Your investment experience in the Variable Fund Accounts may be positive or negative. THE POLICY HAS NO MINIMUM GUARANTEED CASH VALUE, WHICH MEANS YOU BEAR THE ENTIRE INVESTMENT RISK THAT YOUR CASH VALUE COULD DECLINE TO ZERO.

HOW DO I BUY A POLICY?

      You can buy a Policy by calling us at 1-800-531-8000 or by contacting one of our regional offices. Our licensed insurance representatives can help you complete an application and assist you through our application or "underwriting" process, which normally involves a medical exam. We will issue a Policy to you, provided you meet our requirements for insurability. We will not issue a Policy that insures a person older than age 80. We also reserve the right to reject an application for any reason. Insurance coverage under your Policy begins on its Effective Date. SEE "Policy Issuance."

HOW MUCH INSURANCE CAN I BUY?

      The minimum amount of insurance you can buy is $100,000 ($25,000 if the Insured is less than 18 years of age). We call the amount of insurance that you specify on your application the "Specified Amount." Federal tax law limits your ability to make certain amounts of large premium payments relative to your Policy's Specified Amount and may impose penalties on amounts you take out of your Policy if you do not observe certain additional requirements. SEE "Premium Payments - Amount and Frequency of Payments" and "Tax Matters." We will monitor your premium payments to be sure that you do not exceed permitted amounts or inadvertently incur any tax penalties due to excess premium payments. You can change the Specified Amount, at any time, subject to the conditions described under "Death Benefit - Changing Your Policy's Specified Amount."

WHAT INSURANCE PROTECTION DOES THE POLICY OFFER?


         The Policy offers two types of insurance protection or "death benefit" options. If you select the Option A death benefit, upon the Insured's death, we will pay your beneficiary the greater of your Policy's Specified Amount or the Minimum Amount Insured. If you select the Option B death benefit, upon the Insured's death, we will pay your beneficiary the greater of the sum of your Policy's Specified Amount and your cash value, on the one hand, or the Minimum Amount Insured on the other. SEE "Death Benefit." As long as the Policy remains in effect, under either option, the death benefit will never be less than the Policy's Specified Amount, less any Indebtedness and any due and unpaid Monthly Deductions.


      In addition, you can add optional insurance death benefits to a Policy by rider. SEE "Optional Insurance Benefits."

HOW MUCH ARE THE PREMIUM PAYMENTS?

      Within certain limits, you have the flexibility to determine the amount and timing of your premium payments to reflect your changing financial conditions or objectives. We generally require a minimum initial premium to issue a Policy, but we do not impose a minimum on your subsequent premium payments. SEE "Premium Payments." You must, of course, maintain sufficient cash value to keep your Policy in effect, which may require you to make additional unscheduled premium payments. SEE "Policy Lapse and Reinstatement."

      You will usually plan a periodic premium schedule when applying for a Policy. If you wish, we will bill you for these amounts. However, you are not required to follow this schedule. SEE "Premium Payments."

WHAT ARE THE CHARGES AND DEDUCTIONS?


      We assess certain charges and deductions to support the operation of your Policy and the Separate Account. Some charges apply to your premium payments, some apply to your cash value, and others apply to the Separate Account. In addition, we assess administrative fees for processing Policy transactions, such as partial surrenders of cash value and transfer of value among Variable Fund Accounts in excess of six free transfers per Policy Year. SEE "The Policy At a Glance" and "Charges and Deductions."


WHAT FACTORS AFFECT MY COST OF INSURANCE?

      If you are the Insured, your cost of insurance will depend on your age, sex, and rate class. The rate class that applies depends on your health, whether you use tobacco, and other factors that we use to determine your insurability. During the life of the Policy, the maximum monthly cost of insurance charges will never exceed the guaranteed monthly cost of insurance rates specified in your Policy. SEE "Calculating Your Cost of Insurance."

WHAT IS THE SEPARATE ACCOUNT?

      The Separate Account is a segregated asset account of USAA Life that supports the Policy's variable life insurance benefits. The Separate Account consists of 12 Variable Fund Accounts, each of which invests in a corresponding Fund. SEE "Investment Options."

WHAT ARE MY INVESTMENT CHOICES?


      You may invest in up to 12 Variable Fund Accounts, each of which invests exclusively in a corresponding Fund of the USAA Life Investment Trust ("Trust"), The Alger American Fund ("Alger Fund"), Scudder Variable Life Investment Fund ("Scudder Fund"), or BT Insurance Funds Trust ("BT Fund"). SEE "Investment Options."


HOW WILL MY POLICY'S CASH VALUE VARY?

      Your Policy's cash value will vary on a daily basis to reflect the investment experience of the Variable Fund Accounts. Your Policy's cash value also will reflect the amount and frequency of premium payments, any partial surrenders of cash value, any Policy loans and the charges and deductions connected with the Policy. There is no minimum guaranteed cash value, which means you bear the entire investment risk that your cash value could decline to zero. SEE "Cash Value."

HOW MAY I ALLOCATE MY CASH VALUE?

      You may allocate your cash value to any of the Variable Fund Accounts by specifying on your Policy application how much of your Net Premium Payment you would like us to apply to each Account. We will allocate your Net Premium Payments in accordance with your allocation instructions on your application, until you direct otherwise. You may change future allocations at any time by telephone or by Notice to Us. You may allocate your Net Premium Payment in increments as small as1/10th of one percent. SEE "Premium Payments."

CAN I TRANSFER VALUE AMONG INVESTMENT OPTIONS?


      Yes. You can transfer  value among the Variable  Fund Accounts up to six
(6) times per Policy Year without charge. Each transfer above six (6) in a Policy Year is subject to a $25 transfer charge. You may authorize transfers by telephone or by Notice to Us. SEE "Telephone Transactions." Each transfer must be at least $250, or the remaining value in the Variable Fund Account, if less. SEE "Transfer of Value."


HOW DO I ACCESS MY CASH VALUE?

      You can partially or fully surrender the Policy for a portion or all of its cash value, less any applicable charges, any Indebtedness, and any due and unpaid Monthly Deductions. We assess an administrative charge equal to the lesser of $25 or 2% of the amount withdrawn for each partial surrender paid. We also assess a surrender charge for full surrenders. SEE "Surrenders" and "Charges and Deductions - Surrender Charges." Partial surrenders and related surrender charges will reduce your Policy's death benefit on a dollar for dollar basis. SEE "Changing Your Policy's Specified Amount" under "Death Benefits." Full surrenders will terminate the Policy. SEE "Tax Matters" for a discussion of the tax consequences of surrenders.

CAN I BORROW AGAINST THE POLICY'S CASH VALUE?

      Yes. You can borrow money from us by using your Policy as the sole security for the loan. The most you can borrow against your Policy is 85% of its cash surrender value. In some cases, we may reduce the amount you can borrow. Interest on any loan is payable in advance at the maximum annual interest rate of 6% (4.5% for preferred loans.). Lower rates may be available. A loan, whether repaid or not, will have a permanent effect on the death benefit and cash value of your Policy. SEE "Loans."

WHAT WILL CAUSE THE POLICY TO LAPSE WITHOUT VALUE?

      Lapse will only occur when your cash value is insufficient to pay the Monthly Deduction plus any loan interest then due and we do not receive sufficient payment during the grace period. SEE "Lapse and Reinstatement."

WILL THE POLICY'S DEATH BENEFIT AND CASH VALUE BE TAXED?


      The Policy is intended to meet the definition of a "life insurance contract" under federal tax law. Therefore, the Policy's death benefit should be fully excludable from the beneficiary's gross income if paid by reason of the death of the Insured. In addition, any earnings on your investment in a Variable Fund Account should not be taxable to you while the Policy is in effect unless you surrender some or all of your Policy's cash value. We do not intend this discussion to be tax advice. You should consult with your own tax advisor before purchasing a Policy. SEE "Tax Matters."

CAN I OBTAIN  PERSONALIZED  ILLUSTRATIONS  DEMONSTRATING  HOW THE POLICY MIGHT
WORK?

      Yes. We will furnish, upon request and at no charge, a personalized illustration reflecting the proposed Insured's age, sex, and rate class. Where applicable, we will also furnish upon request an illustration for a Policy that is not affected by the sex of the Insured. We will base all such personalized illustrations, to the extent appropriate, upon the methodology and format of the form of illustration filed with the SEC. SEE "Registration Statement."

DO I HAVE A "FREE LOOK" RIGHT TO EXAMINE THE POLICY?

      Yes. You may cancel the Policy within 10 days after receiving it, or such longer period as state law may require. USAA Life will refund the greater of your premium payments or the value of the Variable Fund Accounts as of the Date of Receipt of your cancellation request. SEE "Free Look Right."


                              POLICY INFORMATION

POLICY ISSUANCE

WHO MAY PURCHASE A POLICY

      Any individual of legal age in a state where the Policies may be lawfully sold can apply to purchase a Policy. However, we will not issue a Policy that insures a person who is over 80 years of age.

HOW TO PURCHASE A POLICY

      To obtain a Policy, you must complete an application and submit it, along with your initial premium payment (if required), to our Home Office. You also must provide us with satisfactory evidence of your insurability as part of the application or "underwriting" process. During the underwriting process, we will normally ask you to complete a medical examination so that we can assign you to an underwriting or "rate" class that we will use to determine your cost of insurance charges.

      After we complete our underwriting process, we will promptly notify you of our decision regarding your application. We reserve the right to reject any application for any reason. If we accept your application, the insurance coverage provided by your Policy will begin as of the Effective Date. We may, in our discretion, backdate the Effective Date of a Policy by up to six months prior to the date of your application, if by doing so the Insured's issue age, and hence your cost of insurance charges, would be lower. If we backdate a Policy, your initial premium must include sufficient premium to cover the backdating period. We will make Monthly Deductions for the period the Policy is backdated. You will not receive any investment performance for the backdating period.

EFFECTIVE DATE OF YOUR POLICY

      Insurance coverage begins on the Policy's Effective Date. We will need to receive your first premium payment to put your Policy into effect, unless the Specified Amount you are applying for, plus any other insurance you currently have with USAA Life, exceeds $500,000, in which case we will bill you. If you pay your first full premium with your Policy application and we issue the Policy as applied for, the Effective Date will ordinarily be the date we approve the application and issue your Policy.

PREMIUM PAYMENTS

METHODS OF PAYMENT

      We accept premium payments made by check or money order drawn on a U.S. bank in U.S. dollars and made payable to "USAA Life Insurance Company" or "USAA Life." We also accept premium payments made by bank draft, by wire, or by exchange from another insurance company. All premium payments must be sent directly to our Home Office. You can also use our Automatic Payment Plan to have monthly premium payments automatically deducted from your bank account. For further information about how to make premium payments by these methods and any other method we may make available, please contact us by calling 1-800-531-8000.

AMOUNT AND FREQUENCY OF PAYMENTS

      You generally have the flexibility to determine the amount and frequency of your premium payments. You must, however, maintain sufficient cash value to keep your Policy in effect. SEE "Lapse and Reinstatement." In addition, you must observe the limitations described below.

      INITIAL PREMIUM PAYMENT. To issue a Policy, we generally require that you provide us with an initial premium payment equal to at least one full Planned Periodic Premium Payment, as specified in your Policy. If you have elected to use our Automatic Payment Plan, the minimum initial premium payment would equal two (2) monthly payments under the Plan.


      MINIMUM AND MAXIMUM PREMIUM PAYMENTS. Except for your initial premium payment, we do not require any minimum premium payment. However, at no time may the total amount of your premium payments exceed the maximum amount allowed by federal tax law, unless necessary to prevent lapse. We will monitor your Policy's cash value and the amount of life insurance at risk to us that is required to qualify the Policy as life insurance and to exclude the death benefit from the beneficiary's taxable income. If a premium payment would cause you to exceed the maximum amount allowed by federal tax law, we will refund the excess premium payment to you. We also may invite you to apply, subject to proof of insurability, to increase the Specified Amount of your Policy. For more information, please refer to "Tax Matters."


ALLOCATION OF PREMIUMS

      On your Policy application, you must specify how much of your Net Premium Payments you want to allocate to each Variable Fund Account. You can specify allocations in increments as small as 1/10th of one percent, provided that the total amount of your allocations equals 100%.

      PREMIUMS RECEIVED DURING THE APPLICATION PROCESS. We will hold your initial premium payment in our general account during the application process. During this time, we will not credit any earnings to you.


      PREMIUMS RECEIVED DURING FREE LOOK PERIOD. We will allocate your initial Net Premium Payment to the Money Market Variable Fund Account at the Account's Accumulation Unit value next computed on the date we accept your application. We will allocate any subsequent Net Premium Payment that you make during your Free Look Period to the Money Market Variable Fund Account at the Account's Accumulation Unit value next computed on the Date of Receipt of the payment. SEE "Calculating Your Value in the Variable Fund Accounts." Your Net Premium Payments will remain in the Money Market Variable Fund Account for the Free Look Period plus five days. On the Valuation Date immediately following the end of that period, we will allocate your Net Premium Payments, plus any earnings, among the Variable Fund Accounts in accordance with the allocation instructions specified on your Policy application, at the Accumulation Unit value next computed on that Date.


      PREMIUMS RECEIVED AFTER FREE LOOK PERIOD. We will allocate Net Premium Payments that you make after your Free Look Period in accordance with the allocation instructions specified on your Policy application, unless you direct otherwise. We will credit your Net Premium Payments to the Variable Fund Accounts on the Date of Receipt at the Accumulation Unit value next computed on that Date.

      CHANGING YOUR ALLOCATIONS. You may change your allocation instructions at any time by telephone or by Notice to Us. There are no charges or fees for changing your allocation instructions. The allocation change will become effective with the first premium payment we receive on or following the Date of Receipt of your request.

PLANNED PERIODIC PREMIUM PAYMENTS

      You may, for convenience, choose to make planned periodic premium payments. Your Policy will show a schedule of planned periodic premium payments and, if you like, we will send you premium notices at quarterly, semi-annual, or annual intervals. To facilitate planned periodic premium payments, we also will accept monthly premium payments through our Automatic Payment Plan. You are not obligated to follow the schedule of planned periodic premium payments and failing to do so will not itself cause your Policy to lapse. Conversely, following the schedule will not guarantee that your Policy will remain in effect, unless you have made enough premium payments to qualify for the Guaranteed Death Benefit. SEE "Guaranteed Death Benefit."

ANNUAL TARGET PREMIUM PAYMENT


      We will use the Annual Target Premium Payment specified in your Policy to determine whether we will deduct a premium charge from your premium payments or a surrender charge if you fully surrender. SEE "Premium Charge" and "Surrender Charge" under "Charges and Deductions." We also will use the

Annual Target Premium Payment to determine whether the Guaranteed Death Benefit applies. SEE "Guaranteed Death Benefit" under "Lapse and
Reinstatement." We determine the Annual Target Premium Payment actuarially based on the age, sex and rate class of the Insured, and the insurance benefits contained in the Policy.


INVESTMENT OPTIONS


      Currently, you may invest, through the Separate Account, in up to 12 Funds. The Separate Account consists of 12 Variable Fund Accounts, seven of which correspond to Funds of the Trust, three of which correspond to the BT Fund, and one each of which corresponds to a Fund of the Alger Fund and the Scudder Fund. You can invest in a Fund by allocating Net Premium Payments to the corresponding Variable Fund Account.

      USAA Investment Management Company ("USAA IMCO"), 9800 Fredericksburg Road, San Antonio, Texas 78288, serves at the investment adviser to the Trust. USAA IMCO is a wholly-owned indirect subsidiary of USAA. Bankers Trust Company, 130 Liberty Street, New York, New York 10006, serves as the investment manager of the BT Fund. Fred Alger Management, Inc., 75 Maiden Lane, New York, New York 10038, serves as investment manager of the Alger Fund's Growth Portfolio. Scudder Kemper Investments, Inc., Two International Place, Boston, Massachusetts 02110, serves as the investment adviser to the Scudder Fund's Capital Growth Portfolio. Neither Bankers Trust Company, Fred Alger Management, Inc., nor Scudder, Kemper Investments, Inc. is affiliated with USAA.


      A brief description of each Fund appears in the table below. For more information, including a discussion of potential investment and other risks, please refer to the accompanying prospectuses for the Funds.

FUND                                     INVESTMENT OBJECTIVE
USAA LIFE INVESTMENT TRUST

     Money Market Fund                   Highest level of current income consistent with preservation of capital and maintenance of liquidity

     Income Fund                         Maximum current income without undue risk to principal

     Growth and Income Fund              Capital growth and current income

     World Growth Fund                   Long-term capital appreciation

     Diversified Assets Fund             Long-term capital growth, consistent with preservation of capital and balanced by current income

     Aggressive Growth Fund              Appreciation of capital

     International Fund                  Capital appreciation with current income as a secondary objective

THE ALGER AMERICAN FUND

     Growth Portfolio                    Long-term capital appreciation

SCUDDER VARIABLE
 LIFE INVESTMENT FUND

     Capital Growth Portfolio -          Maximize long-term capital growth from a portfolio consisting
     Class A shares                      primarily of equity securities

BT INSURANCE FUNDS TRUST

     Equity 500 Index Fund               To replicate as closely as possible the performance of the Standard &
                                         Poor's 500 Composite Stock Price Index before the deduction of Fund expenses. To replicate as closely as possible the performance of the
                                         Russell 2000

     Small Cap Index Fund                Index before the deduction of Fund expenses.

     EAFE(R) Equity  Index Fund          To replicate as closely as possible the performance of the Morgan
                                         Stanley Capital International Europe, Australia, Far East (EAFE)
                                         Index before the deduction of Fund expenses.

ADDITIONS OR CHANGES TO INVESTMENT OPTIONS

      We may, from time to time, make additional Funds or Mutual Funds available as investment options through corresponding Variable Fund Accounts. We may do so when, for example, we believe marketing or investment conditions warrant.


      We also reserve the right, subject to compliance with applicable law, to change the Funds that are or may be available as investment options. We may, for example, eliminate or merge one or more Funds or substitute the shares of a Fund for those of another Fund or Mutual Fund. We may do so, in our sole discretion, if in our judgment further investment in any Fund would be inappropriate in view of the purposes of the Policies. We will give you written notice of the addition, elimination, merger, or substitution of any Fund to the extent required by law. In any event, the Separate Account may purchase other securities for other classes of policies.


      In the event of any substitution or other change, we may, by appropriate endorsement, make any changes in your Policy and any future policies as may be necessary or appropriate to reflect the substitution or change. Also, we may operate the Separate Account as a management company, we may deregister it with the SEC in the event such registration is no longer required, or we may combine it with other USAA Life separate accounts.

VOTING PRIVILEGES


      From time to time, a Fund may seek shareholder approval on certain matters. Each Variable Fund Account is a shareholder of the corresponding Fund in which it invests. As the depositor of the Variable Fund Accounts, we are entitled to vote the shares held by the Accounts. However, in our view, applicable law currently requires us to vote the shares held by our Variable Fund Accounts in accordance with instructions that we receive from Owners who have a voting interest in the Funds. We presently intend to do so. We also presently intend to vote shares on which we have received no instructions, as well shares that we own that are not attributable to Policies, in the same proportion as we vote shares for which we have received instructions. If, however, applicable law changes or our view of the law changes, we may elect to vote the Fund shares in our own right.


      The number of Fund shares for which you may provide instructions depends on your value in each corresponding Variable Fund Account, determined as of the record date established by the Fund for determining shareholders. SEE "Cash Value." We will send you voting instruction forms and related materials at the appropriate time.


      We may disregard your voting instructions under certain circumstances as permitted by applicable law. In the event we disregard voting instructions, we will include a summary of that action and the reasons for such action in the next report to Owners.

SPECIAL CONSIDERATIONS


      The Scudder Fund, the Alger Fund, and the BT Fund offer shares to separate accounts of unaffiliated life insurance companies to fund benefits under variable annuity contracts and variable life insurance policies. The Trust offers its shares to separate accounts of USAA Life to fund benefits under the Policies and variable annuity contracts. We do not foresee any disadvantage to Owners arising out of these arrangements. Nevertheless, differences in treatment under tax and other laws, as well as other considerations, could cause the interests of various purchasers of contracts and policies to conflict. For example, violation of the federal tax laws by one separate account investing in a Mutual Fund could cause the contracts or policies funded through another separate account to lose their tax-deferred status, unless remedial action were taken. If a material irreconcilable conflict arises between separate accounts, a separate account may be required to withdraw its participation in a Mutual Fund. If it becomes necessary for any separate account to replace shares of a Mutual Fund with another investment, the Mutual Fund may have to liquidate portfolio securities on a disadvantageous basis. At the same time, the Scudder Fund, the Alger Fund, the BT Fund, and USAA Life are subject to conditions imposed by the SEC that are designed to prevent or remedy any conflict of interest. The Trust, which is not subject to such conditions, has nevertheless adopted certain procedures that substantially reflect and implement the substance of such conditions. In this connection, the Board of Trustees of each Mutual Fund has the obligation to monitor events in order to identify any material irreconcilable conflict that may possibly arise and to determine what action, if any, should be taken to remedy or eliminate the conflict.


POLICY LAPSE AND REINSTATEMENT

LAPSE


      Your Policy will lapse at any time that your Policy cash value is insufficient to pay the Monthly Deduction and any loan interest then due, unless you have paid enough premiums to qualify for the Guaranteed Death Benefit. SEE "Guaranteed Death Benefit." Any deduction for the cost of insurance after lapse shall not be considered a reinstatement of the Policy (or of any benefit provided by rider) nor a waiver by us of the lapse.


GRACE PERIOD


      You have a grace period during which to provide us with sufficient payment to keep your Policy in force. The grace period will begin on any Monthly Anniversary when your Policy cash value is insufficient to cover the Monthly Deduction for the following month and any loan interest then due. We will notify you, and any assignee of record, of the date the grace period expires and of the premium necessary to continue the Policy in effect. During the grace period, you must submit enough premium to cover three (3) Monthly Deductions and any loan interest due. The grace period is 61 days long and begins on the date we send notice to you.

      If you fail to pay the necessary premium within the grace period, all insurance, including benefits provided by rider, terminates, and a Policy lapse has occurred. If the Insured dies during the grace period, we will pay the death benefit, less any due and unpaid Monthly Deductions and any loan interest due through the month of death, to your beneficiary. We will not refund any cash value remaining in the Policy at the beginning of the grace period during the grace period or at lapse.


GUARANTEED DEATH BENEFIT


      You have the option to pay planned periodic premium payments based on the Annual Target Premium Payment specified in your Policy. If on any Monthly Anniversary during your first five (5) Policy Years the total premium you have paid, less any partial surrenders, is equal to or greater than the Annual
Target Premium Payment specified in your Policy, adjusted to reflect the number of Monthly Anniversaries that have occurred since the Policy's Effective Date, then we guarantee that your Policy will not lapse, even if the cash value is insufficient to pay for the Monthly Deduction and any loan interest then due. The guaranteed death benefit is only available during the first five (5) Policy Years.

      To illustrate how the guaranteed death benefit works, let's assume your Annual Target Premium Payment is $2,000. If you have paid an amount equal to three and a half Annual Target Premium Payments or $7,000, your Policy will not lapse, during the first three and a half Policy Years, even if your cash value on any Monthly Anniversary during that period is insufficient to pay your Monthly Deduction and any loan interest then due. The same would be true on any Monthly Anniversary thereafter, until after the fifth Policy Year, provided you have met the then applicable Annual Target Premium Payment requirements. Conversely, if you have not met the applicable Annual Target Premium Payment requirements on any Monthly Anniversary, the guaranteed death benefit would not apply and your Policy would lapse if your cash value is insufficient to pay your Monthly Deduction and any loan interest then due.


      If you change your Policy's Specified Amount within the first five (5) Policy Years, we will declare a new Annual Target Premium Payment and use it to determine whether the Guaranteed Death Benefit applies.

REINSTATEMENT

      You may reinstate a lapsed Policy within five (5) years from the date of lapse and before the Policy's maturity date. We will require the following for reinstatement:


      1.    A completed written application for reinstatement;


      2.    Proof of insurability satisfactory to USAA Life;

      3. Payment of premium sufficient to pay the estimated Monthly Deductions for at least the three (3) Policy months beginning with the effective date of reinstatement; and

      4.    Payment of, or agreement to reinstate, any Policy Indebtedness.

      The effective date of the reinstated Policy will be the Monthly Anniversary on or before approval date of reinstatement.

      Upon reinstatement, we will reinstate your Policy's death benefit to the Specified Amount in effect at lapse, less, if applicable, any reinstated Indebtedness. Your Policy's initial reinstated cash value will be the net reinstated premium less the Monthly Deduction for the month following the effective date of the reinstatement plus, if applicable, any reinstated Indebtedness plus any interest earnings credited to the loan collateral held in the general account. You will not receive any past performance during the grace period.

      One advantage of reinstating a lapsed Policy is that the first-year-only administrative charge will not be repeated if it has already been paid. A possible disadvantage of reinstatement is that any Policy Indebtedness must be paid or reinstated.

CHARGES AND DEDUCTIONS

PREMIUM CHARGE

      We deduct a 3% premium charge from each premium we receive to compensate us for sales charges and taxes. The resulting Net Premium Payment is the amount we allocate to the Variable Fund Accounts that you select.

      We will deduct the premium charge from all of your premium payments until the gross amount of premium payments we receive exceeds the sum of the Annual Target Premium Payments payable over 10 years. If you increase or decrease the Specified Amount, we will calculate a new Annual Target Premium Payment for you and use it to and determine whether the premium charge applies.

      To illustrate how this charge works, if your Annual Target Premium Payment is $2,000, we would no longer deduct the premium charge once you have paid in premiums of $20,000 ($2,000 per Policy Year for 10 years).


MONTHLY DEDUCTIONS FROM CASH VALUE


      On your Policy's Effective Date, and each Monthly Anniversary thereafter, we will deduct certain monthly charges from your Policy's cash value. SEE "Deduction of Charges." The Monthly Deduction will include your cost of insurance charges, charges for any optional insurance benefits provided by rider, an administrative charge, and a maintenance charge, as described below.


      COST OF INSURANCE CHARGES. Your monthly cost of insurance charges will depend on a number of variables, including the Specified Amount of insurance coverage and death benefit option you select (both of which affect the net amount at risk to us), your cost of insurance RATE (which is based on the Insured's age, sex, and rate class), and the investment experience of your value in the Variable Fund Accounts. For more information on how we determine your cost of insurance charges, SEE "Calculating Your Cost of Insurance."


      CHARGES FOR OPTIONAL INSURANCE BENEFITS. The Monthly Deduction will include charges for any optional insurance benefits added to the Policy by rider. SEE "Optional Insurance Benefits."

      ADMINISTRATIVE CHARGE (FIRST POLICY YEAR ONLY). During your first twelve Policy months only, we will deduct a monthly administrative charge of $10. This charge compensates us for start-up administrative expenses that we incur in issuing your Policy. These expenses include, for example, the cost of processing your application, conducting a medical examination, determining insurability and rate class, and establishing Policy records. The investment advisers or other affiliates of certain Mutual Funds reimburse USAA Life for the cost of administrative services provided to the Funds as investment options under the Policies. Compensation is paid out of fee earnings, based on a percentage of a Fund's average net assets attributable to a Policy.

      RECURRING MAINTENANCE CHARGE. The Monthly Deduction will include a recurring maintenance charge of $5. This charge compensates us for the recurring administrative expenses related to the maintenance of your Policy and of the Separate Account. These expenses include, for example, premium notices and collection, recordkeeping, processing death benefit claims, Policy changes, reporting, and overhead costs. This charge is guaranteed not to increase during the life of the Policy.

SEPARATE ACCOUNT CHARGES

      We deduct certain charges on a daily basis as a percentage of the value of each Variable Fund Account of the Separate Account. These charges have the affect of reducing your Policy's cash value.

      MORTALITY AND EXPENSE CHARGE. We assess a daily charge of .00204% (equal to 0.75% annual rate) against the values of each Variable Fund Account for mortality and expense risks that we assume under the Policies. We guarantee that this charge will not increase during the life of your Policy. The mortality risk that we assume is that Insureds may live for a shorter period of time than we estimate and, thus a greater amount of death benefits than expected will be payable. The expense risk we assume is that expenses incurred in issuing and administering the Policies will be greater than we estimate.

      FEDERAL INCOME TAX CHARGE. Currently, we make no charge against the Separate Account for federal income taxes that may be attributable to the Separate Account. We may, however, make such a charge in the future, should it be necessary. We also may make charges for other taxes, if any, attributable to the Separate Account. SEE "Tax Matters."

TRANSFER CHARGES


      We assess a $25 charge for each value transfer between Variable Fund Accounts in excess of six (6) per Policy Year. SEE "Transfer of Value" and "Deduction of Charges."


SURRENDER CHARGES


      PARTIAL SURRENDER CHARGE. For each partial surrender of cash value, we assess a charge equal to the lesser of $25 or 2% of the amount withdrawn. This charge is also referred to as an "administrative processing fee." SEE "Partial Surrenders" and "Deduction of Charges."


      FULL SURRENDER CHARGE. For full surrenders prior to the end of the 10th Policy Year, we assess the surrender charge described below. The purpose of the surrender charge is to compensate us for the expenses we incur in distributing the Policies. The amount of the surrender charge will equal a percentage of the Annual Target Premium Payment specified in your Policy, regardless of the amount of premiums you actually pay. SEE "Annual Target Premium Payment." The applicable percentage depends on when you surrender. As shown in the table below, the applicable percentage declines each Policy Year to 0% after the 10th Policy Year.


           SURRENDER CHARGE AS A % OF ANNUAL TARGET PREMIUM PAYMENT
Policy  Year     1      2      3      4      5      6      7      8      9      10     11+
APPLICABLE %     50%    45%    40%    35%    30%    25%    20%    15%    10%    5%     0%

      To illustrate how the surrender charge works, if your Annual Target Premium Payment is $2,000 and you surrendered your Policy in full during the first Policy Year, the surrender charge would be determined by multiplying 50% times $2,000 = $1,000. Thus, in this example the surrender charge would be $1,000.


      If you increase or decrease your Policy's Specified Amount within the first 10 Policy Years, we will declare a new Annual Target Premium Payment for you, which we will use to determine the surrender charge. SEE "Changing Your Policy's Specified Amount." However, we will not impose a surrender charge at the time you decrease your Policy's Specified Amount.

OTHER CHARGES

      The Variable Fund Accounts purchase shares of the Funds at the net asset value of the shares. The net asset value reflects the investment management fees and other expenses already deducted from each Fund's assets. These fees and other expenses appear under "The Policy At a Glance." Please refer to the accompanying prospectuses for the Funds for more information on these fees and expenses.

DEDUCTION OF CHARGES


      We will deduct the Monthly Deduction, any partial surrender charge, and any transfer charge from your value in each Variable Fund Account in the same proportion as each Variable Fund Account's value has to the total Policy cash value. If you direct us in advance, we will permit you to specify from which Variable Fund Account(s) you want the partial surrender charge and transfer charge deducted.


DEATH BENEFIT

      The Policy offers two death benefit options, Option A and Option B, which you select on your Policy application.

      If you select OPTION A, your death benefit will be the greater of (i) your Policy's Specified Amount or (ii) the Minimum Amount Insured (which is a specified percentage of your cash value based on the Insured's age). SEE "Minimum Amount Insured."

      If you select OPTION B, your death benefit will be the greater of (i) your Policy's Specified Amount PLUS your cash value or (ii) the Minimum Amount Insured. SEE "Minimum Amount Insured."

      Under either option, we will reduce the amount of death benefit we pay by the amount of any outstanding Indebtedness and any due and unpaid Monthly Deductions. SEE "Payment of Policy Benefits." Please note that partial surrenders and related surrender charges also will reduce the amount of your death benefit. SEE "Changing Your Policy's Specified Amount."


      The death benefit payment will be increased by any applicable optional insurance benefits provided by rider. SEE "Optional Insurance Benefits."


CHOOSING BETWEEN OPTION A AND OPTION B.

      Both Option A and Option B provide insurance protection and the opportunity to build your cash value. When choosing between Option A and Option B, one way to differentiate the two may be to think of Option A as emphasizing potential cash value growth and Option B as emphasizing potential death benefit growth, as explained below.

      Under Option A, any cash value you build will decrease the net amount at risk to us relative to the amount of death benefit we must pay if the Insured dies. As a result, all other things being equal, your cost of insurance charges generally will be lower under Option A than under Option B for the same Specified Amount. Lower monthly cost of insurance charges may enable you to build cash value faster than if you were paying higher cost of insurance charges under Option B. There is, however, no minimum guaranteed cash value, which means you bear the entire investment risk that your cash value could fall to zero. SEE "Cash Value."


      Under Option B, unlike Option A, any cash value you build will increase the amount of your death benefit. As a result, all other things being equal, your death benefit under Option B generally will be greater than your death benefit under Option A for the same Specified Amount.

ILLUSTRATIONS OF OPTION A AND OPTION B

      To illustrate the differences between Option A and Option B, let's assume that the Insured is less than 40 years old, that your Policy's Specified Amount is $100,000, that you have no loan or outstanding Monthly Deductions, and that your Policy cash value is $25,000.

      Under Option A, your death benefit would be the greater of $100,000 and the Minimum Amount Insured. Under Option B, your death benefit would be the greater of $125,000 ($100,000 plus $25,000) and the Minimum Amount Insured.


      Under both Options, the death benefit would be higher than the Minimum Amount Insured, which would be $62,500, in this example. (The Minimum Amount Insured is calculated by multiplying the cash value (ignoring the amount of any outstanding Indebtedness) by a specific percentage which is based on the Insured's age. In this example, the prescribed percentage would be 250%.
Different percentages apply at different ages, and generally decline as you get older. SEE "Minimum Amount Insured.")


      Now let's assume that instead of $25,000 your cash value is $50,000. The Minimum Insured Amount would be $125,000 (250% times $50,000). Under Option A, your Minimum Insured Amount would be greater than the Specified Amount. As a result, your death benefit would be $125,000. On the other hand, under Option B, your death benefit ($150,000) would be higher than the Minimum Amount Insured ($125,000).

CHANGING YOUR DEATH BENEFIT OPTION


      After the death benefit option you selected on your application has been in effect for one Policy Year, you may change it by sending Notice to Us. The new death benefit option also must remain in effect for one Policy Year before we will allow another change. There is no charge or fee for changing the death benefit option. The change will become effective on the Monthly Anniversary on or following the date we approve the change.

      If you change your death benefit from Option A to Option B, your Policy's new Specified Amount will be the old Specified Amount DECREASED by your Policy's cash value (ignoring the amount of any outstanding Indebtedness) as determined on the Date of Receipt of your Notice to Us. We will not allow this change if it would result in a Specified Amount that is less than the minimum Specified Amount of $50,000 ($25,000 for Insureds less than 18 years of age). Changing from Option A to Option B will require proof of insurability, if you wish your Policy's new Specified Amount under Option B to be the same as the old Specified Amount under Option A.

      If you change your death benefit option from Option B to Option A, your Policy's new Specified Amount will be the old Specified Amount INCREASED by your Policy's cash value (ignoring the amount of any outstanding Indebtedness) next determined on the Date of Receipt of your Notice to Us. Changing from Option B to Option A does not require proof of insurability, unless you make changes in your Policy's Specified Amount or elect optional benefits available by rider.


      A change in death benefit option will affect your cost of insurance. SEE "Calculating Your Cost of Insurance." We will recalculate the maximum premium limitation following a change in death benefit option. SEE "Minimum Amount Insured" under "Calculating Your Cost of Insurance."

CHANGING YOUR POLICY'S SPECIFIED AMOUNT


      Within certain limits, you may increase or reduce your Policy's Specified Amount. A change in Specified Amount may increase or decrease your cost of insurance charges. SEE "Calculating Your Cost of Insurance." A change in the Specified Amount also may have tax consequences. SEE "Tax Matters." Changes in Specified Amount do not necessarily require changes in planned periodic premiums. SEE "Planned Periodic Premium Payments." However, any increase or decrease in Specified Amount will require us to declare a new Annual Target Premium Payment for the new Specified Amount. SEE "Annual Target Premium Payment." Whether the premium charge applies will be determined using the new Annual Target Premium Payment. SEE "Premium Charge." We will recalculate the maximum premium limitation following an increase or decrease in Specified Amount. SEE "Premium Payments" and "Tax Matters."

      The minimum amount by which you can increase your Policy's Specified Amount is $25,000, unless such increase is made in conjunction with a change in death benefit Option or to satisfy Internal Revenue Code requirements. For any increase, you must apply in writing and we will require satisfactory proof of insurability. The increase will become effective on the Monthly Anniversary on or following the date we approve the increase. Your rights to cancel your Policy do not apply to increases in Specified Amount.

      We will not allow a reduction in your Policy's Specified Amount (other than that resulting from a partial surrender of cash value under Option A) that results in a Specified Amount that is less than $50,000 ($25,000 if the Insured is less than 18 years of age), nor will we allow a reduction that would cause your Policy not to qualify as life insurance for federal tax law purposes. Requests for reduction must be in writing. For purposes of determining your cost of insurance charge, we will apply any decrease in Specified Amount against the most recent increase in Specified Amount. The decrease will become effective on the Monthly Anniversary on or following the Date of Receipt of your Notice to Us.


      Partial surrenders will reduce your Policy's death benefit on a dollar for dollar basis unless the death benefit is the Minimum Amount Insured, in which case your death benefit will be reduced by a multiple of the amount surrendered. Under death benefit Option A, the Specified Amount and the cash value will be reduced by the amount of the partial surrender. Under death benefit Option B, only the cash value portion of the death benefit will be reduced by the amount of the partial surrender.

OTHER POLICY BENEFITS

OPTIONAL INSURANCE BENEFITS


      Subject to certain underwriting or issue requirements, you may add one or more of the following optional insurance benefits to your Policy by rider. Each rider's description in this Prospectus is subject to the specific terms of the rider as each contains definitions, contractual limitations, and conditions. We will deduct the cost of any optional insurance benefits as part of the Monthly Deduction. SEE "Monthly Deductions."

      ACCELERATED BENEFITS FOR TERMINAL ILLNESS RIDER. This rider provides for an early benefit payment to you upon receipt of proof that the Insured is terminally ill (as defined in the rider). The rider is not available in all states. The maximum amount you may receive under the rider prior to the Insured's death is 50% of the then current death benefit payable under the Policy (excluding additional benefits payable under other riders) or, if less, $250,000. We will deduct the amount of any Indebtedness from the amount of the early payment. The early payment will be treated as a "lien" against Policy values. The death benefit will be reduced by the amount of the lien and any Policy loans, plus accrued interest. Monthly Deductions will continue to be made after the early payment. The Owner's access to the cash value of the Policy through Policy loans, partial withdrawals, or full surrender is limited to any excess of the cash value over the amount of the lien. Interest will be charged on the amount of the early payment and any unpaid Monthly Deductions. Premium payments required to be made for cost of insurance are still required to be made after the early payment. If such payment is not paid when due, we will pay the premium on behalf of the Owner and add that amount to the early payment amount to be deducted from the death benefit. If the amount of the early payment plus accrued interest and required unpaid cost of insurance premiums ever exceed the amount of the death benefit, the Policy terminates and no additional insurance benefits are payable.

      ACCIDENTAL DEATH BENEFIT RIDER. This rider provides an additional life insurance benefit if the Insured's death results from accidental bodily injury (as defined in the rider). The selected additional life insurance benefit can be up to a maximum of $200,000, or the Specified Amount, whichever is less. The premium for this rider is $.84 per $1,000 of coverage per year.

      CHILDREN TERM LIFE INSURANCE RIDER. This rider provides level term life insurance on the lives of the Insured's children (as defined in the rider). The cost for this rider is $6 per $1,000 of coverage per year.

      EXTENDED MATURITY DATE RIDER. This rider permits you to extend your Policy's maturity date up to ten years beyond what it otherwise would be (I.E., the Monthly Anniversary following the Insured's 100th birthday). The death benefit during the extended maturity period will be your Policy's cash value less any Indebtedness. Also during this period, the Policy's cash value will continue to accrue in the same manner as described in the Policy, and any Policy loans in effect will continue to accrue interest. We will not deduct cost of insurance charges or accept additional premium payments during this period. We will assess a maintenance charge during this period. Extension of the maturity date is subject to all of the terms and conditions of the Policy, except where they are inconsistent with the rider. Extending the maturity date of your Policy beyond the Insured's age 100 may result in the current taxation of any increases in your Policy's cash value that result from investment experience in the Variable Fund Accounts. You should consult a qualified tax adviser before making such an extension.

      WAIVER OF MONTHLY DEDUCTION RIDER. This rider waives your Monthly Deduction during periods of total and permanent disability of the Insured, but only if the Insured has been totally and permanently disabled (as defined in the rider) for at least six consecutive months. We will not deduct the amount of any Monthly Deduction waived under this rider from the cash value proceeds payable upon maturity of your Policy, or the death benefit proceeds payable if the Insured dies before the Policy matures. If Option A is in effect when we approve a claim under the rider, we will change your death benefit option from Option A to Option B as of the Monthly Anniversary after the disability began. While we are paying benefits under the rider, you may not increase your Policy's Specified Amount. Please note that the rider does not apply to interest under your Policy loans. As a result, it is possible that your Policy could lapse for nonpayment of loan interest. The premium for this rider varies based upon the age of the Insured.


      If you would like further information about the optional insurance benefits available under your Policy, please contact us at 1-800-531-8000. Please note that adding or deleting riders, or increasing or decreasing coverage under the riders, can have tax consequences. SEE "Tax Matters." You should consult a qualified tax adviser.

BENEFITS AT MATURITY

      If the Insured is living, we will pay the cash value of your Policy, less any Indebtedness, when your Policy matures. All Policies will mature on the Monthly Anniversary following the Insured's 100th birthday unless extended by rider.

PAYMENT OF POLICY BENEFITS

PAYMENT OF DEATH BENEFIT


      As long as your Policy has not terminated due to lapse, maturity, or full surrender, we will pay your Policy's death benefit to your beneficiary. We will usually pay the death benefit within seven (7) days after we receive due proof of death at our Home Office and all other requirements necessary to make payment. We will determine the cash value portion of the death benefit as of the Valuation Date immediately following the date of death. We will pay the death benefit in cash or under one or more of the payment options you have selected in advance. If you have not selected a payment option, your beneficiary may select the payment option prior to (or after) the Insured's death. We may postpone payment of the death benefit in certain circumstances. SEE "Postponement of Payments."

      We will reduce the death benefit by any Indebtedness and any due and unpaid Monthly Deductions. These proceeds will be increased by any applicable additional optional insurance death benefits provided by rider.


PAYMENT OF MATURITY BENEFIT


      If your Policy matures before the Insured dies, we will normally pay you the cash value of your Policy (reduced by any Indebtedness and any due and unpaid Monthly Deductions) within seven (7) days after the Valuation Date on which the Policy matures. We may postpone payments in certain circumstances. SEE "Postponement of Payments."


DEATH BENEFIT PAYMENT OPTIONS

      We will pay the death benefit in a lump sum or under one of the payment options below. During the Insured's lifetime, you may select a payment option. If the Insured dies and you have not chosen a payment option, your beneficiary can choose a payment option. If you have selected a payment option before the Insured's death, your beneficiary may not change that option after the Insured's death. Proceeds applied under a payment option will no longer vary by the investment experience of the Variable Fund Accounts.

      The nature and timing of your choice of payment option can effect the tax consequences to you or your beneficiary. You should consult your tax adviser.


      INTEREST ONLY OPTION. The Policy's principal amount may be left on deposit with USAA Life for a mutually determined period, not to exceed 30 years. We will make interest payments at mutually determined regular intervals. The principal amount will earn interest at a minimum rate of 3% compounded annually. At the end of the fixed period, we will pay the principal amount.

      INSTALLMENTS FOR A FIXED PERIOD OPTION. Under this option, we will pay the principal amount plus interest in equal or unequal installments for a specified number of years (not more than 30), as mutually agreed upon. The amount of the installments will not be less than that shown in the Table of Guaranteed Payments contained in your Policy.


      INSTALLMENTS OF A FIXED AMOUNT OPTION. Under this option, we will pay the principal amount plus interest in equal or unequal installments, as mutually agreed upon, until the amount applied, together with interest on the unpaid balance, is paid in full.

      OTHER OPTIONS. We will apply the sum under any other option mutually agreed upon.

      Any arrangements involving more than one payment option, or involving a Beneficiary that is not a natural person (E.G, a corporation) or who is a fiduciary (E.G., a trustee) are subject to our approval. In addition, the details of the arrangements are subject to our rules in effect at the time the arrangements take effect.


      The beneficiary may designate a successor payee as to any amount that we would otherwise pay to the beneficiary's estate. Amounts applied under these payment options will not be subject to the claims of creditors or to legal process, to the extent permitted by law.


CASH VALUE


      Your Policy's cash value will vary on a daily basis with the investment experience of the Variable Fund Accounts to which you have allocated your Net Premium Payments. Your Policy's cash value also will vary to reflect the effect of various Policy transactions, such as additional premium payments, partial surrenders, and Policy loans, and to reflect applicable charges and deductions. YOUR POLICY DOES NOT PROVIDE A MINIMUM GUARANTEED CASH VALUE, WHICH MEANS YOU BEAR THE ENTIRE INVESTMENT RISK THAT YOUR CASH VALUE COULD FALL TO ZERO.

      On your Policy's Effective Date, your cash value will equal your Net Premium Payments, less the Monthly Deduction for the following Policy month. Thereafter, your cash value on any Valuation Date will equal the sum of your Policy's value in each Variable Fund Account plus, if applicable, any value held in our general account to secure any Policy loan, plus any interest earnings credited on the value held in the general account, less the amount of any outstanding Indebtedness, and less any Monthly Deductions, transfer charges, and partial surrender charges applied through that date. SEE "Loans."

      On each Monthly Anniversary, the Monthly Deduction will reduce your Policy's cash value.

CALCULATING YOUR VALUE
IN THE VARIABLE FUND ACCOUNTS


      When you invest in a Variable Fund Account, you are purchasing units of interest or "Accumulation Units" ("units") of that Account. You purchase units at their price next determined on any given Valuation Date following the receipt of your payment. Therefore, on any given Valuation Date, you can calculate the value of your investment in a Variable Fund Account by multiplying the number of units of each Variable Fund Account credited to your Policy by the price of the units on that Date.


      We determine the number of units to credit to you by dividing (i) the Net Premium Payment you allocate to a Variable Fund Account by (ii) that Variable Fund Account's price per unit or "unit value" next computed on the Date of Receipt of the premium payment. Certain transactions will affect the number of units in a Variable Fund Account credited to you. Net Premium Payments will increase the number of full or fractional units. Loans, partial or full surrenders, partial surrender charges, transfer charges, and Monthly Deductions involve redemption of full or fractional units and will decrease the number of units. In addition, Transfer of Value among Variable Fund Accounts will decrease the number of units in the Variable Fund Accounts from which value is transferred and increase the number of units in the Variable Fund Accounts to which value is transferred.

      Each Variable Fund Account's units are valued separately. The unit value of a Variable Fund Account on any Valuation Date is calculated by adjusting the unit value from the previous Valuation Date for: (1) the investment performance of the corresponding Fund, (2) any dividends or distributions paid by that Fund, and (3) the Separate Account charges that we assess (SEE "Separate Account Charges").


      To find out daily what your cash value is, including the value and number of units of each Variable Fund Account credited to your Policy, please call us at 1-800-531-8000.


TRANSFER OF VALUE

      Except during the first 30 days after your Policy becomes effective, you may transfer all or part of the value in any Variable Fund Account to any other Variable Fund Account of the Separate Account, up to six (6) times per Policy Year, without charge. Each transfer thereafter is subject to a $25 charge.

      The minimum amount you can transfer from any Variable Fund Account is $250 (or the remaining Account value if less). A transfer will result in the redemption or purchase (or both) of units of the Variable Fund Accounts involved. You may request a transfer by telephone or by Notice to Us. A request for transfer must clearly state the amount to be transferred, the Variable Fund Account from which it is to be withdrawn, and the Variable Fund Account to which it is to be credited. We will effect the transfer using the Variable Fund Account unit values next computed on the Date of Receipt of your request, unless a postponement of payments is in effect. SEE "Postponement of Payments."

      We reserve the right, at any time and without prior notice, to terminate, suspend, or modify these transfer privileges.


LOANS

      After your first Policy Year, you may borrow money from USAA Life by using your Policy as the sole security for the loan. The amount that you may borrow is the "loan value." The maximum loan value is 85% of your cash surrender value.

      You may request a loan by telephone or by Notice to Us, but you must obtain the written consent of all assignees and irrevocable beneficiaries, if any, before we can make the loan.

      We will usually pay you the loan proceeds within seven (7) days after the Date of Receipt of your loan request, unless a postponement of payments is in effect. SEE "Postponement of Payments."

LOAN COLLATERAL


      When you take a loan, we will transfer an amount equal to the loan from your value in the Variable Fund Accounts to our general account. We make this transfer of "loan collateral" to secure your loan. You may specify the Variable Fund Accounts from which you want us to withdraw the loan collateral. If you do not so specify, we will withdraw the loan collateral from the Variable Fund Accounts in the same proportion as each Account's value has to the total Policy cash value. While a loan is outstanding, we will credit the loan collateral on a daily basis with interest at an effective annual rate of 4%.


LOAN INTEREST


      We will charge you interest on your loan at a maximum annual rate of 6% payable in advance. We have the option of charging less. For Policies that have been in effect more than 10 Policy Years and if the Insured is age 55 or older, we charge interest at a maximum annual "preferred loan" rate of 4.5% payable in advance. We have the option of charging less for a preferred loan. The entire amount of interest on your loan balance for each Policy Year is payable in advance at the commencement of the loan and at the beginning of each Policy Year thereafter. We will automatically deduct the interest from the Variable Fund Accounts in the same proportion as the loan amount was withdrawn from the Accounts. If you have insufficient value in the Variable Fund Accounts to pay the interest, we will add the amount of any unpaid interest to your loan principal, and subject it to the same rate of interest as the principal. Because interest is paid in advance, loan repayments during a Policy Year may result in an overpayment of interest. We will credit any overpayment of interest to you on the date of any loan repayment.


REPAYMENT OF INDEBTEDNESS


      You may repay your Indebtedness (I.E., loans and any unpaid interest) in full or in part at any time before the Insured's death and while the Policy is in effect. If not repaid, we will deduct the Indebtedness from any death benefit, maturity benefit, or full surrender proceeds. Loans and unpaid loan interest in existence at the end of the grace period may not be repaid until the Policy is reinstated.

      You must designate any loan repayment as such. Otherwise, we will treat it as a premium payment instead. You may direct how you want your loan repayment to be allocated among the Variable Fund Accounts. If you do not specify an allocation, we will allocate your loan repayment to the Variable Fund Accounts in the same proportion as Net Premium Payments are being allocated to the Accounts.


EFFECT OF POLICY LOANS


      A loan will reduce the value of the Variable Fund Accounts from which it is deducted. Thus, the amount loaned will not share in the investment experience of the Variable Fund Accounts. Therefore, a loan, whether repaid or not, will have a permanent effect on the cash value of the Policy.


      Loan values will be determined as of the Date of Receipt of the loan request. For situations where a Policy loan may be treated as a taxable distribution, SEE "Tax Matters."

SURRENDERS


      You may fully or partially surrender your Policy for all or part of its cash value to the extent described below. We will usually pay full or partial surrenders of cash value within seven (7) days after we receive your written request at our Home Office. We will determine the cash value of the surrendered amount as of the Date of Receipt of your request for surrender. There may be tax consequences in connection with a full or partial surrender. SEE "Tax Matters." You must obtain the written consent of all assignees or irrevocable beneficiaries, if any, before we will process any request for surrender.

      We will effect any surrenders using the Variable Fund Account unit values next computed on the Date of Receipt of your Notice to Us or, in the case of partial surrenders, your Notice to Us or telephone request. In certain circumstances, we may postpone the payment of surrenders. SEE "Postponement of Payments."

FULL SURRENDERS


      At any time before the Insured's death and while the Policy is still in effect, you may surrender your Policy for its entire cash surrender value by sending Notice to Us. We may require the return of the Policy. We also may assess a surrender charge. SEE "Surrender Charges." We sometimes refer to the net amount you would receive as the Policy's "cash surrender value." Your Policy and all insurance will terminate on the Date of Receipt of your Notice to Us.


PARTIAL SURRENDERS


      After your first Policy Year and while your Policy is still in effect, but before the Insured's death, you may surrender a portion of your Policy for cash. We will assess an administrative processing fee equal to the lesser of $25 or 2% of the amount withdrawn. You may direct how you would like us to withdraw a partial surrender and the administrative processing fee from your current value in the Variable Fund Accounts. If you do not specify a withdrawal allocation, we will withdraw the partial surrender and the administrative processing fee from the Variable Fund Accounts in the same proportion as each Account's value has to the total Policy cash value. SEE "Surrender Charges" and "Deduction of Charges." You may request a partial surrender by telephone or by Notice to Us.

      Your Policy's remaining cash value after a partial surrender may not be less than an amount equal to the then current surrender charge for a full surrender.


      Partial surrenders and related surrender charges will reduce your death benefit. SEE "Changing Your Policy's Specified Amount" under "Death Benefit."

TELEPHONE TRANSACTIONS


      You may submit requests to change your premium payment allocation, requests for partial surrenders, requests for loans, and requests for Transfer of Value among Variable Fund Accounts by telephone. We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine, and only if we do not, will we be liable for any losses because of unauthorized or fraudulent instructions. We will obtain information prior to any discussion regarding your Policy including, but not limited to: (i) your USAA number or Policy number, (ii) your name, and (iii) your social security number. In addition, we will record all telephone communications with you and will send confirmations of all transactions to your address. Your Policy automatically authorizes you to make telephone transactions, subject to our right to modify, suspend, or discontinue this telephone transaction privilege at any time without prior notice. You may decline the option of utilizing the telephone transaction privilege when filling out your Policy application.

FREE LOOK RIGHT

      You may cancel your Policy within 10 days after receiving it, or such longer period as state law may require, by returning the Policy to us along with a written request for cancellation. Upon its return, we will refund the greater of your premium payments or the value of the Variable Fund Accounts as of the Date of Receipt of your written request to cancel, plus any premium charge, Monthly Deduction, and mortality and expense charge that we deducted.

POSTPONEMENT OF PAYMENTS

      We may postpone payments of partial surrenders, full surrenders, Policy loans, maturity benefits, death benefits, and Variable Fund Account transfers beyond seven (7) days whenever:

      1.    the New York Stock Exchange is closed,

      2. the SEC, by order, permits postponement for the protection of Policy Owners, or 3. the SEC requires trading to be restricted or declares an emergency.


      We reserve the right to defer payment of any partial surrenders, full surrenders, Policy loans or refunds that would be derived from a premium payment made by a check until the check has cleared the banking system.



                            MORE POLICY INFORMATION

OWNERS AND BENEFICIARIES

OWNERS

      If you are the Owner of the Policy, the rights and privileges of the Policy during the lifetime of the Insured belong to you. Generally, the Owner is also the Insured, unless a different Owner is designated in the application or at a later date.

      SUCCESSOR OWNER. As Owner, you may designate a successor Owner. If you die without designating a successor Owner, ownership of the Policy will pass to your estate.


      CHANGE OF OWNERSHIP. As Owner, you may change ownership of your Policy, at any time, during the Insured's lifetime, by submitting Notice to Us. The change will take effect on the Date of Receipt of the request. A change of ownership is subject to the rights of an assignee of record and those of any irrevocable beneficiary. We are not responsible for any payments made or actions taken before we receive your Notice to Us.

      COLLATERAL ASSIGNMENT. As Owner, you may assign the Policy as collateral security by submitting a Notice to Us. You will need to obtain the written consent of any irrevocable beneficiaries and assignees of record before we recognize any assignment; however, a collateral assignment takes precedence over the interest of a revocable beneficiary. The assignment will take effect as of the date we receive your Notice to Us. We are not responsible for the validity or effect of any collateral assignment, nor are we responsible for any payment or other action taken before we receive the Notice to Us. We are not bound by an assignment until we receive it at our Home Office.

      We will pay any death benefit payable to an assignee in one lump sum. We will pay any remaining proceeds to the designated beneficiary or beneficiaries. A collateral assignee is not an Owner. A collateral assignment is not a transfer of ownership, unless it is an absolute assignment. All collateral assignees of record must consent to any full surrender, partial surrender, loan or payment from a Policy under an Accelerated Benefits for Terminal Illness Rider. There may be unfavorable tax consequences, including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the beneficiary. Therefore, you should consult a qualified tax adviser prior to making an assignment.


BENEFICIARIES

      You may name one or more beneficiaries in your Policy application. You may classify beneficiaries as primary, contingent, revocable, or irrevocable. If no primary beneficiary survives the Insured, we will pay the Policy proceeds to the contingent beneficiaries. Beneficiaries in the same class will receive equal payments unless you direct otherwise. A beneficiary must survive the Insured in order to receive his or her share of the death benefit proceeds. If a beneficiary dies before the Insured dies, his or her unpaid share is divided among the remaining beneficiaries of the same class who survive the Insured. If no beneficiary survives the Insured, we will pay the proceeds to you, if you are alive, or, if not, to your estate.


      CHANGE OF BENEFICIARY. You may change the beneficiary while the Insured is living, by submitting a Notice to Us. You must obtain the written consent of any irrevocable beneficiaries before we will accept any change in beneficiary. A change in beneficiary will take effect on the Date of Receipt of the request. We will not be responsible for any payment or other action taken before receipt of your Notice to Us. If we make a payment of death benefits in good faith before receiving the Notice to Us, we will receive credit for the payment against our liability under the Policy. A change of Beneficiary is subject to the rights of an assignee of record.


CALCULATING YOUR COST OF INSURANCE


      For each Monthly Anniversary, we determine your monthly cost of insurance by multiplying (i) the net amount at risk under your Policy by (ii) your cost of insurance rate and (iii) dividing the resulting amount by 1000.

NET AMOUNT AT RISK

      We determine the net amount at risk by subtracting your Policy's cash value on any Monthly Anniversary from your Policy's current death benefit (divided by a factor that discounts the death benefit to the beginning of the month). Your Policy's death benefit may be the death benefit required to qualify the Policy as life insurance. SEE "Minimum Amount Insured."

      The net amount at risk may be greater if you have selected death benefit Option B rather than death benefit Option A. SEE "Death Benefits." Since the death benefit payable under Option B is the Specified Amount plus the cash value, the difference between the death benefit and the cash value will be greater under Option B than under Option A (unless the Minimum Amount Insured applies). As the net amount at risk will be greater, so the cost of insurance also will be greater. The net amount at risk also may be affected by changes in your Policy's cash value or in the Specified Amount. SEE "Cash Value" and "Death Benefits."


      The net amount at risk for each Policy continues to be determined generally by subtracting the Policy's cash value from the Policy's death benefit (divided by a factor that discounts the death benefit to the beginning of the month), regardless of whether the death benefit is the Policy's current Specified Amount or the Minimum Amount Insured. The cost of insurance rate applied against the net amount at risk will continue to increase as the Insured's age increases.


NET AMOUNT AT RISK - MORE THAN ONE RATE CLASS

      If you increase the Specified Amount and the rate class applicable to the increase is different from that of the initial Specified Amount, then, in determining the cost of insurance charge, the net amount at risk will be calculated separately for each rate class. The method of determining the net amount at risk for each rate class will differ between Option A and Option B. If Option A is in effect, the cash value will be apportioned among the initial Specified Amount and any increases in Specified Amount. The cash value will first be considered a part of the initial Specified Amount. If the cash value is greater than the initial Specified Amount, the balance of the cash value will then be considered a part of each increase in Specified Amount, beginning with the first increase.

      If Option B is in effect, the net amount at risk will be determined by the proportional relationship of the initial Specified Amount and the Specified Amount increases for each new rate class to the total Specified Amount.

      Because the method of calculating the net amount at risk is different between Option A and Option B when more than one rate class is in effect, a change in the death benefit option may result in a different net amount at risk for each rate class than would have occurred had the death benefit option not been changed. Thus, the total cost of insurance will be increased or decreased.

COST OF INSURANCE RATES


      Your cost of insurance rates are based on your Insured's age, sex, and rate class. Generally, we set cost of insurance rates based on our expectations as to future mortality experience. We apply any changes to cost of insurance rates to all persons of the same age, sex, and rate class. We will give you 30 days' notice before any increase in your current cost of insurance rates becomes effective. We guarantee that your cost of insurance rates will never be greater than the maximum cost of insurance rates shown in your Policy. These guaranteed rates are based on the 1980 Commissioners Standard Ordinary Mortality Table, and age on the Insured's last birthday.

      The rate class of the Insured will affect your cost of insurance rate. USAA Life currently places Insureds into one of three preferred rate classes or into one of two standard rate classes involving higher mortality risks. In an otherwise identical Policy, Insureds in the preferred rate class will have a lower cost of insurance rate than those in a standard rate class. We make all final determinations of an Insured's rate class.


MINIMUM AMOUNT INSURED


      If higher than the death benefit under Option A or Option B, we will pay you the Minimum Amount Insured. The Minimum Amount Insured is the amount of insurance proceeds that the Internal Revenue Code requires for your Policy to qualify as life insurance and to exclude the death benefit from your beneficiary's taxable income. You can determine the Minimum Amount Insured by multiplying your Policy's cash value (ignoring the amount of any outstanding loan and any unpaid loan interest) by a specified percentage based on the Insured's age. The specified percentages, which generally decline as the Insured gets older, are:

             MINIMUM INSURED AMOUNT AS A PERCENTAGE OF CASH VALUE
    INSURED'S       40 or                                                                          95 and
      AGE*          Under        45       50       55       60       65       70       75 to 95     older

   PERCENTAGE       250%         215%     185%     150%     130%     120%     115%     105%        100%

* Last birthday at the beginning of the Policy Year. A more complete table appears in your Policy.

      If, prior to the Insured's death, unexpected increases in your Policy's cash value would cause your Policy not to satisfy Internal Revenue Code requirements, we will increase the death benefit to the Minimum Amount Insured so that the death benefit will be excluded from the beneficiary's taxable income.

THE CONTRACT

      The Policy is a legal contract between you and us. The consideration for issuing the Policy is:

      1.    completion of the application, and
      2.    payment of the first full premium.

      Your Policy, your Policy application, any supplemental applications, riders, endorsements, and amendments form the entire contract. We will consider statements in the application as representations and not warranties. We will not use any representation to void your Policy or defend a claim under your Policy unless it is contained in your written application or supplemental application. Only the president or secretary of USAA Life has authority to change or waive a provision of your Policy, and then only in writing.


      All requests for changes to your Policy must be clear and in writing, and must be received by our Home Office.

      This Policy is subject to the laws of the state where it is issued. To the extent that the Policy may not comply, it will be interpreted and applied to comply.


INCONTESTABILITY

      We will not contest a Policy, or any increase in Specified Amount, except for lapse or fraud, after the Policy or increase has been in effect during the Insured's lifetime for two years. Any increase in the Specified Amount will have its own two-year contestable period beginning with the Effective Date of the increase. During any two-year contestable period, we have the right to contest the validity of your Policy based on material misstatements made in the application or any supplemental application. The two-year contestable period begins on the Effective Date of your Policy, or, in the case of an increase, on the date the increase is approved and made effective.


      If your Policy is reinstated after lapse, it will have a two-year contestable period beginning with the date of reinstatement. If the Policy has been in force for two years during the lifetime of the Insured, it will be contestable only as to statements made in the reinstatement application. If the Policy has been in force for less than two years, it will be contestable as to statements made in any reinstatement applications as well as the initial application.

      The incontestability provisions do not apply to optional insurance benefits added to your Policy by rider. Each rider contains its own incontestability provision.


      If we contest and rescind your Policy, you will receive your premiums paid, less any Indebtedness and any previous partial surrenders.

MISSTATEMENT OF AGE OR SEX


      Age means the Insured's age on his or her last birthday. If the Insured's age or sex has been misstated on the application or any supplemental application, we will adjust the cash value and death benefit to those based on the correct Monthly Deductions since the Policy's Effective Date.


SUICIDE EXCLUSION


      Your Policy does not cover suicide by the Insured, while sane or insane, during the first two years after the Policy's Effective Date. If the Insured commits suicide during this period, our sole liability will be to refund all premiums paid, less any Indebtedness and previous partial surrenders. We will not pay any death benefit in those circumstances.


      If your Policy lapses and is later reinstated, we will measure the two-year suicide exclusion period from the Effective Date of reinstatement. If you increase your Policy's Specified Amount, we will measure the two-year suicide exclusion period for the increase from the increase's Effective Date. If the Insured dies as a result of suicide (whether sane or insane) during the separate two-year suicide exclusion period, we will only pay the death benefit attributable to the initial Specified Amount (on which the two-year suicide exclusion period has expired). We will refund the premium payments less any Indebtedness and any partial surrenders attributable to the increase in the Specified Amount.

NON-PARTICIPATING POLICY

      Your Policy is "non-participating," which means you will not share in any of our profits or surplus earnings. We will not pay dividends on your Policy.

REPORTS AND RECORDS


      We will maintain all records relating to the Policy and the Separate Account. We will mail to you a Policy annual statement showing:

      (1) the amount of death benefit;
      (2) the cash value;
      (3) any Indebtedness;
      (4) any loan interest charge;
      (5) any loan repayment since the last annual statement;
      (6) any partial surrender since the last annual statement;
      (7) all premium payments since the last annual statement;

      (8) all deductions and charges since the last annual statement; and,
      (9) other pertinent information required by any applicable law or regulation, or that we deem helpful to you.

      We  will  mail  the   statement   within  30  days  after  the  Policy's
anniversary, or, at our discretion, within 30 days after the end of each calendar year showing information as of a date not more than 60 days prior to the mailing of the annual statement. We also will send you periodic reports for the Funds that correspond to the Variable Fund Accounts, periodic reports for the Separate Account, and any other information, as required by state and federal law.

      We will mail confirmation notices (or other appropriate notification) promptly at the time of the following transactions:

      (1) Policy issue;
      (2) receipt of premium payments;
      (3) transfers among Variable Fund Accounts;
      (4) change of premium allocation;
      (5) change of death benefit option;
      (6) increases or decreases in Specified Amount;
      (7) partial surrenders;
      (8) receipt of loan repayments; and,
      (9) reinstatement.



                            PERFORMANCE INFORMATION

      From time to time, we may quote performance information for the Variable Fund Accounts of the Separate Account in advertisements, sales literature, or reports to Owners or prospective investors.

      We may quote performance information in any manner permitted under applicable law. We may, for example, present such information as a change in a hypothetical Owner's cash value or death benefit. We also may present the yield or total return of the Variable Fund Accounts based on a hypothetical investment in a Policy. The performance information shown may cover various periods of time, including periods beginning with the commencement of the operations of the Variable Fund Account or the Fund in which it invests. The performance information shown may reflect the deduction of only some of the applicable charges to the Policy. We may, for example, exclude the deduction of one or more charges, such as the premium charge or surrender charge, and we generally expect to exclude cost of insurance charges because of the individual nature of these charges.

      We may compare a Variable Fund Account's performance to that of other variable life separate accounts or investment products, as well as to generally accepted indices or analyses, such as those provided by research firms and rating services. In addition, we may use performance ratings that may be reported periodically in financial publications, such as MONEY MAGAZINE, FORBES, BUSINESS WEEK, FORTUNE, FINANCIAL PLANNING, and THE WALL STREET JOURNAL. We also may advertise ratings of USAA Life's financial strength or claims-paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

      Performance information for any Variable Fund Account reflects the performance of a hypothetical Policy and are not illustrative of how actual investment performance would affect the benefits under your Policy. Therefore, you should not consider such performance information to be an estimate or guarantee of future performance.


                               OTHER INFORMATION

USAA LIFE


      USAA Life is a stock insurance company incorporated in the State of Texas in June 1963. USAA Life is principally engaged in writing life insurance policies, health insurance policies, and annuity contracts. USAA Life is authorized to transact insurance business in all states of the United States (except New York) and the District of Columbia. USAA Life on a consolidated basis prepared in accordance with Generally Accepted Accounting Principles ("GAAP") had total assets of $7,174,411,000 on December 31, 1997. USAA Life is a wholly-owned stock subsidiary of USAA. The commitments under the Policies are USAA Life's, and USAA has no legal obligation to back those commitments.


      USAA Life is the depositor administering the Separate Account. USAA Life's obligations as depositor of the Separate Account may not be transferred without notice to and consent of the Owners. USAA Life also issues variable annuity contracts through another separate account, which is also a registered investment company. In addition, USAA Life serves as transfer agent of the USAA Life Investment Trust.

      DIRECTORS OF USAA LIFE. USAA Life is managed by its Board of Directors, described below, all of whom are also officers of either USAA or USAA Life and have the same principal business address as USAA Life, as shown on the front cover page of this Prospectus.

 Name                               Principal Occupation (Past Five Years)
 ----                               -------------------------------------
Edwin L. Rosane                     Vice Chairman, Chief Executive
                                    Officer/President.

Robert G. Davis                     Chairman since June 1997; prior thereto,
                                    Director since December 1996; Chief
                                    Executive Officer and President of USAA
                                    CAPCO since December 1996; prior thereto,


                                      46


                                    Special Assistant to CEO, USAA, since June
                                    1996; prior thereto, Chief Executive
                                    Officer and President of Bank One,
                                    Columbus, since 1991.

Bradford W. Rich                    Director, General Counsel & Secretary;
                                    Senior Vice President, USAA, since January
                                    1996; prior thereto, Senior Vice President
                                    and Special Assistant to CEO, USAA, since
                                    December 1995; prior thereto, Executive
                                    Vice President and General Counsel, ACE
                                    Limited.

Josue Robles, Jr.                   Director; Senior Vice President, Chief
                                    Financial Officer/Treasurer, USAA, since
                                    August 1995; prior thereto, Senior Vice
                                    President, Chief Financial
                                    Officer/Controller, USAA, since September
                                    1994; prior thereto, Special Assistant to
                                    Chairman, USAA, since July 1994; prior
                                    thereto, Active Service with U.S. Army
                                    since 1966.

Michael J.C. Roth                   Director; Chief Executive Officer and
                                    President, USAA IMCO, since October 1993
                                    and January 1990, respectively.

Janice E.  Marshall                 Director since June 1997; President, USAA
                                    Buying Services, since March 1996, prior
                                    thereto, Senior Vice President, Central
                                    Region & Regional Services, USAA P&C,
                                    since November 1994, prior thereto,
                                    Regional Vice President, USAA P&C, since
                                    January 1993.

William B. Tracy                    Director since June 1997; Senior Vice
                                    President, Human Resources, USAA, since
                                    June 1988.

Donald R.  Walker                   Director since June 1997; Chief
                                    Information Officer, USAA, and President &
                                    CEO, USAA ITCO, since January 1996; prior
                                    thereto, Special Assistant to Chairman,
                                    USAA, since November 1995; prior thereto,
                                    Active Duty with U.S. Air Force since
                                    1966.

      OFFICERS (OTHER THAN DIRECTORS). The senior officers of USAA Life, other than the Directors named above, and the officers responsible for variable life operations are described below. The principal business address of each person listed is same as the address of USAA Life, as shown on the cover page of this Prospectus.

 Name                               Principal Occupation (Past Five Years)
 ----                               -------------------------------------
John W. Douglas                     Senior Vice President, Life & Health
                                    Operations, since January 1997; prior
                                    thereto, Senior Vice President, Life &
                                    Health Marketing, since January 1995;
                                    prior thereto, Senior Vice President, Life
                                    & Health Marketing, since 1990.


                                      47


Kenneth A. McClure                  Senior Vice President, Life & Health
                                    Marketing, since January 1997; prior
                                    thereto, Senior Vice President, Life &
                                    Health Operations, since January 1995;
                                    prior thereto, Senior Vice President, Life
                                    & Health Operations, since August 1992.

James A. Robinson                   Treasurer/Senior Vice President, Finance,
                                    since April 1992.

Edward R. Dinstel                   Vice President, Life & Health
                                    Underwriting/Issue, since July 1991.

Larkin W. Fields                    Vice President, Life Marketing Services,
                                    since November 1995; prior thereto, Vice
                                    President, Corporate Actuary, since
                                    September 1994; prior thereto, Vice
                                    President, Accounting, August 1993; prior
                                    thereto, Assistant Vice President,
                                    Operating Accounting, since May 1990.

Robert J. Flannery                  Vice President, Actuarial Valuation, since
                                    January 1998; Vice President,
                                    Actuary-Annuities & Life Products, since
                                    March 1997; prior thereto, Vice President,
                                    Actuary, since March 1994; prior thereto,
                                    Assistant Vice President, Life Products
                                    Actuary, since September 1988.

Richard T. Halinski, Jr.            Assistant Secretary; Vice President and
                                    Managing Attorney of Life & Health, USAA,
                                    since November 1994; prior thereto,
                                    Assistant Vice President and Managing
                                    Attorney of Life & Health, USAA, since
                                    November 1990.

Ronald W. Holtkamp                  Vice-President-Assistant Treasurer; Senior
                                    Vice President-Senior Financial Officer,
                                    Financial Service Center, USAA, since
                                    December 1997; prior thereto Senior Vice
                                    President, Controller, USAA, since June
                                    1989.

King Mawhinney                      Vice President, Life Sales since May 1997;
                                    prior thereto, Vice President, Health
                                    Insurance, since September 1994; prior
                                    thereto, Assistant Vice President, Health
                                    Insurance, since December 1992.

Pattie S. McWilliams                Vice President, Life/Annuity Service &
                                    Claims, since September 1993; prior
                                    thereto, Assistant Vice President, Policy
                                    Owner Services, since May 1988.

James M. Middleton                  Vice President, Systems Integration &
                                    Program Control, since September 1997;
                                    prior thereto, Assistant Vice President,


                                      48


                                    Systems Integration & Analysis, since
                                    March 1994; prior thereto, Executive
                                    Director, Systems Integration & Program
                                    Control, since 1992.

Stephen N. Patzman                  Vice President, Corporate Actuary since
                                    November 1995; prior thereto, Vice
                                    President, Operational Accounting, since
                                    September 1994; prior thereto, Assistance
                                    Vice President, Actuary, since July 1979.

Leldon W. (Jack) Ward               Vice President, Health Insurance since May
                                    1997; prior thereto, Vice President, Life
                                    Sales, Life & Health Marketing, since
                                    January 1996; prior thereto, Assistant
                                    Vice President, USAA Life General Agency,
                                    since December 1992.

Dwain A. Akins                      Assistant Secretary; Assistant Vice
                                    President and Managing Attorney of Life &
                                    Health Insurance Counsel, USAA, since
                                    November 1994; prior thereto, Executive
                                    Director and Managing Attorney, Life &
                                    Health Insurance Counsel, USAA, since
                                    February 1991.

Bruce W. Clements                   Assistant Vice President-Deputy General
                                    Counsel and Assistant Secretary; Senior
                                    Vice President for P&C Counsel, USAA,
                                    since September 1997; prior thereto, Vice
                                    President-Deputy General Counsel, USAA,
                                    since June 1991.



Allen R. Pierce                     Assistant Vice President, Actuary -
                                    reinsurance, Specialty Markets and Life
                                    Insurance, since January 1998; Assistant
                                    Vice President, Actuarial Support &
                                    Management Accounting Products and other
                                    related departments, since September 1994;
                                    prior thereto, Executive Director, since
                                    1992.


Michael A. Moczygemba               Assistant Vice President, Market Planning,
                                    since May 1998; prior thereto, Executive
                                    Director, Market Planning, since June
                                    1996; prior thereto, Director, Market
                                    Planning & Analysis, Corporate Plans,
                                    since October 1991.

Layne C. Reotzel                    Assistant Vice President, Plans &
                                    Administration, since May 1998; prior
                                    thereto, Executive Director/Controller, La



                                      49



                                    Cantera Development Company, since March
                                    1997; prior thereto, Director, Financial
                                    Statement Reporting, USAA Life, since
                                    September 1995; prior thereto, Co-Project
                                    Manager, CLAS/LIS Project, since October
                                    1995; prior thereto, Director, Management
                                    Accounting, since December 1992.


      You should also review the accompanying Fund prospectuses for a description of the management of the Funds.

SEPARATE ACCOUNT

      The Separate Account was established by a resolution of the Board of Directors of USAA Life as a separate account on January 20, 1998. The Separate Account is organized as a unit investment trust and registered with the SEC under the Investment Company Act of 1940. Registration does not involve supervision of the management of the Separate Account by the SEC.

      The assets of the Separate Account are the property of USAA Life and are held for the benefit of the Owners and other persons entitled to payments under Policies issued through the Separate Account. The assets of the Separate Account equal to the reserves and other liabilities of the Separate Account are not chargeable with liabilities that arise from any other business which USAA Life may conduct.

      The Separate Account is divided into Variable Fund Accounts, each representing a different investment objective. Net Premium Payments are allocated to the Variable Fund Accounts in accordance with your instructions. SEE "Investment Options." Each Variable Fund Account invests exclusively in the shares at the net asset value of a Fund. Income and gains and losses from assets in each Variable Fund Account are credited to, or charged against, that Variable Fund Account without regard to income, gains, or losses in the other Variable Fund Accounts.

POLICY DISTRIBUTION


      We intend to sell the Policy in all states in which we are licensed and the District of Columbia. USAA IMCO, located at 10750 Robert F. McDermott Freeway, San Antonio, Texas 78288, is the principal underwriter distributing the Policy. USAA IMCO, a Texas corporation organized in May 1970, is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is an active member of the National Association of Securities Dealers, Inc.


      The Policy will be sold by licensed life insurance sales representatives who are also registered representatives of USAA IMCO. These licensed insurance sales representatives are salaried employees and receive neither direct nor indirect commissions nor any renewal commissions from the sale of the policies.


      USAA IMCO serves as principal underwriter for the Policies pursuant to an amended and restated Distribution and Administration Agreement with USAA Life dated March 30, 1998. Pursuant to this agreement, USAA Life bears the cost of the salaries of the sales representatives who sell the policies and substantially all other distribution expenses of the Policies. The agreement terminates upon its assignment or upon at least ninety days' notice by either party. USAA IMCO also serves as principal underwriter and investment adviser for the following other registered investment companies: USAA Tax Exempt Fund, Inc., USAA Investment Trust, USAA State Tax-Free Trust, USAA Mutual Fund, Inc., USAA Life Investment Trust. In addition, USAA IMCO serves as principal underwriter for the Separate Account of USAA Life, a registered investment company.


TAX MATTERS

      The following is a discussion of certain federal income tax matters. We do not intend this to be tax advice, nor does the following summary purport to be complete or to cover all situations. You should consult your counsel and other competent advisers for more complete information.

      The individual situation of each Owner or beneficiary will determine how ownership or receipt of Policy proceeds will be treated for purposes of the federal estate tax, the state inheritance tax and other taxes.

TAXATION OF POLICY PROCEEDS

      The following discussion is based on current federal income tax law and interpretations. It assumes that the Owner is a natural person who is a U.S. citizen and resident. The tax effects on non-U.S. residents or non-U.S. citizens may be different. The discussion is general in nature, and should not be considered tax advice, for which you should consult a qualified tax adviser.

      GENERAL. A Policy will be treated as "life insurance" for federal income tax purposes (a) if it meets the definition of life insurance under Section 7702 of the Internal Revenue Code (the "Code") and (b) for as long as the investments made by the underlying Mutual Funds satisfy certain investment diversification requirements under Section 817(h) of the Code. We believe that the Policies will meet these requirements and that:

      o the death benefit received by the beneficiary under your Policy will not be subject to federal income tax; and

      o increases in your Policy's cash value as a result of investment experience will not be subject to federal income tax unless and until there is a distribution from your Policy, such as a surrender or a partial surrender.

      The federal income tax consequences of a distribution from your Policy can be affected by whether your Policy is determined to be a "modified endowment contract" (which is discussed below). In all cases, however, the character of all income that is described below as taxable to the payee will be ordinary income (as opposed to capital gain).

      TESTING FOR MODIFIED ENDOWMENT CONTRACT STATUS. Your Policy will be a "modified endowment contract" if, at any time during the first seven Policy Years, you have paid a cumulative amount of premiums that exceeds the premiums that would have been paid by that time under a similar fixed-benefit insurance policy that was designed (based on certain assumptions mandated under the Code) to provide for paid-up future benefits after the payment of seven level annual premiums. This is called the "seven-pay" test.

      Whenever there is a "material change" under a Policy, the Policy will generally be (a) treated as a new contract for purposes of determining whether the Policy is a modified endowment contract and (b) subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prescribed formula, the accumulation value of the Policy at the time of such change. A materially changed Policy would be considered a modified endowment if it failed to satisfy the new seven-pay limit. A material change for these purposes could occur as a result of a change in death benefit option, the selection of additional rider benefits, an increase in your Policy's Specified Amount of coverage, and certain other changes.

      If your Policy's benefits are reduced during the first seven Policy Years (or within seven years after a material change), the calculated seven-pay premium limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. (Such a reduction in benefits could include, for example, a decrease in Specified Amount you request or, in some cases, a partial surrender or termination of additional benefits under a rider.) If the premiums previously paid are greater than the recalculated seven-payment premium level limit, the Policy will become a modified endowment contract. A life insurance policy that is received in exchange for a modified endowment contract will also be considered a modified endowment contract.

      OTHER EFFECTS OF POLICY CHANGES. Changes made to your Policy (for example, a decrease in benefits or a lapse or reinstatement of your Policy) may also have other effects on your Policy. Such effects may include impacting the maximum amount of premiums that can be paid under your Policy, as well as the maximum amount of accumulation value that may be maintained under your Policy.

      TAXATION OF PRE-DEATH DISTRIBUTIONS IF YOUR POLICY IS NOT A MODIFIED ENDOWMENT CONTRACT. As long as your Policy remains in force during the Insured's lifetime as a non-modified endowment contract, a Policy loan will be treated as indebtedness, and no part of the loan proceeds will be subject to current federal income tax. Interest on the loan generally will not be tax deductible.

      After the first 15 Policy Years, the proceeds from a partial surrender will not be subject to federal income tax except to the extent such proceeds exceed your "basis" in your Policy. (Your basis generally will equal the premiums you have paid, less the amount of any previous distributions from your Policy that were not taxable.) During the first 15 Policy Years, the proceeds from a partial surrender or a reduction in insurance coverage could be subject to federal income tax, under a complex formula, to the extent that your cash value exceeds your basis in your Policy.

      On the maturity date or upon full surrender, any excess in the amount of proceeds we pay (including amounts we use to discharge any Policy loan) over your basis in the Policy, will be subject to federal income tax. In addition, if a Policy terminates after a grace period while there is a Policy loan, the cancellation of such loan and accrued loan interest will be treated as a distribution and could be subject to tax under the above rules. Finally, if you make an assignment of rights or benefits under your Policy you may be deemed to have received a distribution from your Policy, all or part of which may be taxable.

      TAXATION  OF  PRE-DEATH  DISTRIBUTIONS  IF  YOUR  POLICY  IS A  MODIFIED
ENDOWMENT CONTRACT. If your Policy is a modified endowment contract, any distribution from your Policy during the Insured's lifetime will be taxed on an "income-first" basis. Distributions for this purpose include a loan (including any increase in the loan amount to pay interest on an existing loan or an assignment or a pledge to secure a loan) or partial surrender. Any such distributions will be considered taxable income to you to the extent your cash value exceeds your basis in the Policy. (For modified endowment contracts, your basis is similar to the basis described above for other Policies, except that it also would be increased by the amount of any prior loan under your Policy that was considered taxable income to you.) For purposes of determining the taxable portion of any distribution, all modified endowment contracts issued by the same insurer (or its affiliate) to the same owner (excluding certain qualified plans) during any calendar year are aggregated. The U.S. Treasury Department has authority to prescribe additional rules to prevent avoidance of "income-first" taxation on distributions from modified endowment contracts.

      A 10% penalty tax also will apply to the taxable portion of most distributions from a Policy that is a modified endowment contract. The penalty tax will not, however, apply to distributions (i) to taxpayers 59 1/2 years of age or older, (ii) in the case of a disability (as defined in the Code) or
(iii) received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary. If your Policy terminates after a grace period while there is a Policy loan, the cancellation of such loan will be treated as a distribution to the extent not previously treated as such and could be subject to tax, including the 10% penalty tax, as described above. In addition, on the maturity date and upon a full surrender, any excess of the proceeds we pay (including any amounts we use to discharge any loan) over your basis in the Policy, will be subject to federal income tax and, unless an exception applies, the 10% penalty tax.

      Distributions that occur during a Policy Year in which your Policy becomes a modified endowment contract, and during any subsequent Policy Years, will be taxed as described in the two preceding paragraphs. In addition, distributions from a Policy within two years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from a Policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract. The Treasury Department has been authorized to prescribe rules which would treat similarly other distributions made in anticipation of a Policy becoming a modified endowment contract.

      POLICY LAPSES AND REINSTATEMENTS. A Policy which has lapsed may have the tax consequences described above, even though you may be able to reinstate that Policy. For tax purposes, some reinstatements may be treated as the purchase of a new insurance contract.

      TERMINAL ILLNESS RIDER. Amounts received under an insurance policy on the life of an individual who is terminally ill, as defined by the tax law, are generally excludable from the payee's gross income. We believe that the benefits provided under our terminal illness rider meet the law's definition of terminally ill and can qualify for this income tax exclusion. This exclusion does not apply, however, to amounts paid to someone other than the Insured, if the payee has an insurable interest in the Insured's life because the Insured is a director, officer or employee of the payee or by reason of the Insured being financially interested in any trade or business carried on by the payee.

      DIVERSIFICATION. Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. Failure by us to comply with these regulations would disqualify your Policy as a life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to federal income tax on the income under the Policy for the period of the disqualification and for subsequent periods. Our Separate Account, through the Mutual Funds, intends to comply with these requirements.

      In connection with the issuance of then temporary diversification regulations, the Treasury Department stated that it anticipated the issuance of guidelines prescribing the circumstances in which the ability of a Policy Owner to direct his or her investment to particular Mutual Funds within a Separate Account may cause the Owner, rather than the insurance company, to be treated as the owner of the assets in the account. If you were considered the owner of the assets of the Separate Account, income and gains from the account would be included in your gross income for federal income tax purposes. USAA Life reserves the right to amend the Policies in any way necessary to avoid any such result. As of the date of this Prospectus, no such guidelines have been issued, although the Treasury Department has informally indicated that any such guidelines could limit the number of investment funds or the frequency of transfers among such funds. These guidelines may apply only prospectively, although retroactive application is possible if such standards are considered not to embody a new position.

      ESTATE AND GENERATION SKIPPING TAXES. If the Insured is the Policy Owner, the death benefit under a Policy will generally be includable in the Owner's estate for purposes of federal estate tax. If the Owner is not the insured person, under certain conditions, only an amount approximately equal to the cash surrender value of the Policy would be includable. Federal estate tax is integrated with federal gift tax under a unified rate schedule. In general, estates less than $625,000 (increasing annually, beginning in 1999, to $1 million in 2006 and thereafter) will not incur a federal estate tax liability. In addition, an unlimited marital deduction may be available for federal estate tax purposes.

      As a general rule, if a "transfer" is made to a person two or more generations younger than the Policy's Owner, a generation skipping tax may be payable at rates similar to the maximum estate tax rate in effect at the time. The generation skipping tax provisions generally apply to "transfers" that would be subject to the gift and estate tax rules. Individuals are generally allowed an aggregate generation skipping tax exemption of $1 million. Because these rules are complex, you should consult with a qualified tax adviser for specific information, especially where benefits are passing to younger generations.

      If the Owner of the Policy is not the Insured, and the Owner dies before the Insured, the value of the Policy, as determined under Internal Revenue Service regulations, is includable in the federal gross of the Owner for federal estate tax purposes. Whether a federal estate tax is payable depends on a variety of factors, including those listed in the preceding paragraph.

      The particular situation of each Owner, Insured or beneficiary will determine how ownership or receipt of Policy proceeds will be treated for purposes of federal estate and generation skipping taxes, as well as state and local estate, inheritance and other taxes.

      PENSION AND PROFIT-SHARING PLANS. If Policies are purchased by a trust or other entity that forms part of a pension or profit-sharing plan qualified under Section 401(a) of the Code for the benefit of participants covered under the plan, the federal income tax treatment of such Policies will be somewhat different from that described above.

      If purchased as part of a pension or profit-sharing plan, the reasonable net premium cost for such amount of insurance is required to be included annually in the plan participant's gross income. This cost (generally referred to as the "P.S. 58" cost) is reported to the participant annually. If the plan participant dies while covered by the plan and the Policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the Policy's cash value will not be subject to federal income tax. However, the Policy's cash value will generally be taxable to the extent it exceeds the participant's cost basis in the Policy. The participant's cost basis will generally include the costs of insurance previously reported as income to the participant. Special rules may apply if the participant had borrowed from the Policy or was an owner-employee under the plan.

      There are limits on the amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan. Complex rules, in addition to those discussed above, apply whenever life insurance is purchased by a tax qualified plan. You should consult a qualified tax adviser.

      OTHER EMPLOYEE BENEFIT PROGRAMS. Complex rules may also apply when a Policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of other employee benefits. These Policy Owners must consider whether the Policy was applied for by or issued to a person having an insurable interest under applicable state law and with the insured person's consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the Policy as life insurance for federal income tax purposes and the right of the beneficiary to receive a death benefit.

      ERISA.   Employers  and  employer-created   trusts  may  be  subject  to
reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974. You should consult a qualified legal adviser.



      WHEN WE WITHHOLD INCOME TAXES. Generally, unless you provide us with an election to the contrary before we make the distribution, we are required to withhold income tax from any proceeds we distribute as part of a taxable transaction under your Policy. In some cases, where generation skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory written notification that no such taxes are due.

      TAX CHANGES. The U.S. Congress frequently considers legislation that, if enacted, could change the tax treatment of life insurance policies. In addition, the Treasury Department may amend existing regulations, issue regulations on the qualification of life insurance and modified endowment contracts, or adopt new interpretations of existing law. State and local tax law or, if you are not a U.S. citizen and resident, foreign tax law, may also affect the tax consequences to you, the Insured, or your beneficiary, and are subject to change. Any changes in federal, state, local or foreign tax law or interpretation could have a retroactive effect. We suggest you consult a qualified tax adviser.

TAXATION OF USAA LIFE

      USAA Life is taxed as a life insurance company under federal income tax laws. USAA Life does not initially expect to incur any income tax on the earnings or the realized capital gains attributable to the Separate Account. If, in the future, USAA Life determines that the Separate Account may incur federal income taxes, then it may assess a charge against the Separate Account Variable Fund Accounts for those taxes. Any charge will reduce the Policy's cash value.


      We may have to pay state, local or other taxes in addition to applicable taxes based on premiums. At present, these taxes are not substantial. If they increase, charges may be made for such taxes when they are attributable to our Separate Account or allocable to the Policies.

      Certain Mutual Funds in which your cash value is invested may elect to pass through to USAA Life taxes withheld by foreign taxing jurisdictions on foreign source income. Such an election will result in additional taxable income and income tax to USAA Life. The amount of additional income tax, however, may be more than offset by credits for the foreign taxes withheld which are also passed through. These credits may provide a benefit to USAA Life.


STATE REGULATION OF USAA LIFE

      USAA Life, a stock life insurance company organized under the laws of Texas, is subject to regulation by the Texas Department of Insurance. An annual statement is filed with the Texas Department of Insurance on or before March 1st of each year covering the operations and reporting on the financial condition of USAA Life as of December 31 of the preceding year. Periodically, the Commissioner of Insurance examines the liabilities and reserves of USAA Life and the Separate Account and certifies their adequacy.

      In addition, USAA Life is subject to the insurance laws and regulations of all other states and jurisdictions where it is licensed. Generally, the Insurance Department of any other state applies the laws of the state of Texas in determining USAA Life's permissible investments.

LEGAL MATTERS

      Freedman, Levy, Kroll, and Simonds, Washington, D.C., has advised USAA Life on certain federal securities law matters. All matters of Texas law pertaining to the Policy, including the validity of the Policy and USAA Life's right to issue the Policy under Texas insurance law, have been passed upon by Dwain A. Akins, Assistant Vice President and Assistant Secretary of USAA Life.


      We are not involved in any legal proceedings that may involve the assets of the Separate Account nor are we involved in any legal proceedings of a material nature involving our own assets.


EXPERTS


      The consolidated financial statements of USAA Life as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, have been included in this Prospectus in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, included elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

REGISTRATION STATEMENT

      USAA Life has filed a registration statement under the Securities Act of 1933 with the SEC relating to the offering described in this Prospectus. This Prospectus does not contain all the information set forth in the registration statement and amendments thereto and the exhibits filed as part thereof, to all of which reference is hereby made for additional information concerning the Separate Account, USAA Life and the Policies.


      The exhibits to the registration statement include a form of hypothetical illustration of the Policy that shows how cash value, cash surrender value, and the death benefit could vary over an extended period of time assuming hypothetical gross rates of return (I.E., investment income and capital gains and losses, realized or unrealized) for the Funds equal to annual rates of 0%, 6%, and 12%, Insureds in the rate class illustrated, and based on current and guaranteed Policy charges.

      The additional information contained in the registration statement may be obtained at the SEC's main office in Washington, D.C., upon payment of the prescribed fees.


FINANCIAL STATEMENTS

      You should consider the consolidated financial statements of USAA Life only as bearing on the ability of USAA Life to meet its contractual obligations under the Policies. They do not bear on the investment performance of the Separate Account. This Prospectus contains no financial statements for the Separate Account, which commenced operations as of the date of this Prospectus.

KPMG Peat Marwick LLP
112 East Pecan, Suite 2400
San Antonio, TX 78205-1585


                         Independent Auditors' Report

The Board of Directors
USAA LIFE INSURANCE COMPANY:

We have audited the accompanying consolidated balance sheets of USAA LIFE INSURANCE COMPANY as of December 31, 1997, and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of USAA LIFE INSURANCE COMPANY as of December 31, 1997, and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.

March 20, 1998                                   /s/KPMG PEAT MARWICK LLP

                          USAA LIFE INSURANCE COMPANY

                          Consolidated Balance Sheets

                          December 31, 1997 and 1996

                            (Dollars in Thousands)


                                                              1997                 1996
                                                              ----                 ----
ASSETS
Investments:
  Debt securities, at amortized cost                       $ 1,245,257            1,471,707
  Debt securities, at fair value                             4,869,912            4,119,664
  Equity securities, at fair value                             352,863              313,068
  Mortgage loans                                                 4,462                4,746
  Policy loans                                                 130,246              118,683
                                                           ------------         ------------
    Total investments                                        6,602,740            6,027,868

Cash and cash equivalents                                       39,642                9,444
Premium balances receivable                                      2,899                1,655
Accounts receivable - affiliates                                    50                   20
Furniture and equipment                                          1,403                1,156
Accrued investment income                                       78,929               71,636
Deferred policy acquisition costs                              207,090              189,298
Deferred tax                                                    22,230               28,244
Other assets                                                    34,631               20,712
Separate account assets                                        184,797               93,804
                                                           ------------         ------------
    Total assets                                           $ 7,174,411            6,443,837
                                                           ============         ============
LIABILITIES
Insurance reserves                                         $   992,983              811,413
Funds on deposit                                             5,097,272            4,763,093
Accounts payable and accrued expenses                           87,315               34,295
Accounts payable - affiliates                                   12,072               13,441
Other liabilities                                               55,099               57,107
Separate account liabilities                                   184,797               93,804
                                                           ------------         ------------
    Total liabilities                                        6,429,538            5,773,153
                                                           ------------         ------------
STOCKHOLDERS' EQUITY
Preferred capital stock, $100 par value;
  1,200,000 shares authorized (600,000 in 1996);
  600,000 shares     issued and outstanding                     60,000               60,000
Common capital stock, $100 par value;
  30,000 shares authorized; 25,000 shares
  issued and outstanding                                         2,500                2,500
Additional paid-in capital                                      51,408               51,408
Net unrealized gains on investments                             33,403               22,300
Retained earnings                                              597,562              534,476
                                                           ------------         ------------
    Total stockholders' equity                                 744,873              670,684
                                                           ------------         ------------
    Total liabilities
    and stockholders' equity                               $ 7,174,411            6,443,837
                                                           ============         ============

See accompanying notes to consolidated financial statements.

                          USAA LIFE INSURANCE COMPANY

                       Consolidated Statements of Income

                 Years ended December 31, 1997, 1996, and 1995

                            (Dollars in Thousands)


                                                      1997           1996           1995
                                                      ----           ----           ----
REVENUES
Premiums                                           $ 355,825        337,442        305,898
Investment income, net                               452,104        428,161        406,922
Fees, sales and loan income                            9,403          8,752          8,345
Net realized investment gains                         43,524         13,773          1,748
Other revenues                                        31,315         13,335         14,587
                                                   ----------     ----------     ----------
    Total revenues                                   892,171        801,463        737,500
                                                   ----------     ----------     ----------

BENEFITS AND EXPENSES
Losses, benefits and settlement expenses             542,880        498,341        462,032
Deferred policy acquisition costs                     11,898          6,071          3,915
Dividends to policyholders                            53,082         53,691         45,588
Other operating expenses                             117,354        122,474        124,318
                                                   ----------     ----------     ----------

    Total benefits and expenses                      725,214        680,577        635,853
                                                   ----------     ----------     ----------

    Income before income taxes                       166,957        120,886        101,647
                                                   ----------     ----------     ----------

Federal income tax expense (benefit):
  Current                                             57,799         37,090         38,447
  Deferred                                            (1,674)        (1,494)        (3,107)
                                                   ----------     ----------     ----------

    Total Federal income tax expense                  56,125         35,596         35,340
                                                   ----------     ----------     ----------

        Net income                                 $ 110,832         85,290         66,307
                                                   ==========     ==========     ==========

See accompanying notes to consolidated financial statements.

                          USAA LIFE INSURANCE COMPANY

                Consolidated Statements of Stockholders' Equity

                 Years ended December 31, 1997, 1996, and 1995

                            (Dollars in Thousands)

                                                                     1997           1996           1995
                                                                     ----           ----           ----
CAPITAL
Balance at beginning of year                                      $ 113,908         93,908         93,908
Issuance of preferred stock                                               -         20,000              -
                                                                  ----------     ----------     ----------
    End of year                                                     113,908        113,908         93,908
                                                                  ----------     ----------     ----------

RETAINED EARNINGS
Beginning of year                                                   534,476        465,016        418,310
Net income                                                          110,832         85,290         66,307
Dividends to stockholders                                           (47,746)       (15,830)       (19,601)
                                                                  ----------     ----------     ----------
    End of year                                                     597,562        534,476        465,016
                                                                  ----------     ----------     ----------

NET UNREALIZED GAINS (LOSSES) ON INVESTMENTS
Beginning of year                                                    22,300         16,446        (38,607)
Increase (decrease) in net unrealized
  gains (losses) on investments                                      11,103           (398)        55,053
Transfer of unrealized capital gains on separate account                  -          6,252              -
                                                                  ----------     ----------     ----------
    End of year                                                      33,403         22,300         16,446
                                                                  ----------     ----------     ----------
NET UNREALIZED GAINS ON SEPARATE ACCOUNT
Beginning of year                                                         -         13,072              -
Increase (decrease) in net unrealized
    gains on separate account                                             -         (6,820)        13,072
Transfer of unrealized capital gains on separate account                  -         (6,252)             -
                                                                  ----------     ----------     ----------
    End of year                                                           -              -         13,072
                                                                  ----------     ----------     ----------
    Total stockholders' equity                                    $ 744,873        670,684        588,442
                                                                  ==========     ==========     ==========

See accompanying notes to consolidated financial statements.

                          USAA LIFE INSURANCE COMPANY

                     Consolidated Statements of Cash Flows

                 Years ended December 31, 1997, 1996, and 1995

                            (Dollars in Thousands)


                                                                      1997             1996             1995
                                                                      ----             ----             ----
Cash from operating activities:
  Net income                                                      $   110,832           85,290           66,307
  Adjustments to reconcile net income to net
  cash provided by operating activities:
    Net realized investment gains                                     (43,524)         (13,773)          (1,748)
    Non-cash investment income                                        (13,148)          (5,185)               -
    (Increase) in deferred policy acquisition costs                   (19,938)         (17,728)         (18,993)
    Depreciation and amortization                                      (7,951)          (5,442)          (5,298)
    Deferred income tax benefit                                        (1,974)          (1,494)          (3,107)
    (Increase) in premium balances receivable                          (1,244)             (44)            (346)
    (Increase) in accounts receivable-affiliate                           (30)             (20)               -
    (Increase) in accrued investment income                            (7,292)         (12,213)          (7,171)
    (Increase) Decrease in other assets                               (14,583)          (8,495)           6,197
    Increase in insurance reserves                                    102,790           78,926           65,721
    Increase (Decrease) in accounts payable and
      accrued expense                                                  53,022          (20,126)           8,852
    Increase (Decrease) in accounts payable-affiliates                 (1,370)           3,379            3,394
    Increase (Decrease) in other liabilities                              432            7,089           (4,712)
    Other                                                              (3,016)             759               40
                                                                  ------------     ------------     ------------
      Net cash provided by operating
      activities                                                      153,306           90,923          109,136
                                                                  ------------     ------------     ------------
Cash flows from investing activities:
  Proceeds from sales and maturities of
    available-for-sale securities                                     370,972          587,945          420,818
  Proceeds from maturities of held-to-maturity
    securities                                                        117,667          106,504          184,729
  Proceeds from principal collections on
    investments                                                       271,471          351,540          292,673
  Other investments sold                                                  948            1,123              934
  Retirement of notes receivable                                            -                -           30,000
  Securities purchased - available-for-sale                        (1,181,564)      (1,460,349)      (1,313,784)
  Other investments purchased                                            (165)            (451)          (1,382)
  Investment in variable annuity separate account                           -           87,280          (81,000)
                                                                  ------------     ------------     ------------
      Net cash used in investing activities                          (420,671)        (326,408)        (467,012)
                                                                  ------------     ------------     ------------
Cash flows from financing activities:
  Deposits and interest credited to funds
    on deposit                                                        742,374          571,941          655,626
  Withdrawals from funds on deposit                                  (419,611)        (362,658)        (344,774)
  Proceeds from issuance of preferred stock                                 -           20,000                -
  Dividends to stockholders                                           (25,200)         (15,830)         (19,601)
                                                                  ------------     ------------     ------------
      Net cash provided by financing activities                       297,563          213,453          291,251
                                                                  ------------     ------------     ------------
    Net increase (decrease) in cash and cash
      equivalents                                                      30,198          (22,032)         (66,625)
Cash and cash equivalents at beginning of year                          9,444           31,476           98,101
                                                                  ------------     ------------     ------------
      Cash and cash equivalents at end of year                    $    39,642            9,444           31,476
                                                                  ============     ============     ============

Significant Non-Cash Financing Activities:
In 1997, the Company declared and paid a dividend to stockholders by transferring equity securities with a fair value of $22,546, a cost of $11,560, and recognized a gain of $10,986.

See accompanying notes to consolidated financial statements.

                          USAA LIFE INSURANCE COMPANY

                  Notes to Consolidated Financial Statements

                            (Dollars in Thousands)


(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      (a)   ORGANIZATION

            USAA LIFE INSURANCE COMPANY (the Company) is a wholly-owned subsidiary of UNITED SERVICES AUTOMOBILE ASSOCIATION (USAA). The Company markets individual life insurance policies, annuity contracts, and individual and group accident and health policies primarily to individuals eligible for membership in USAA. The
            Company is licensed to do business in all states including the District of Columbia but excluding New York. The Company has a subsidiary company (USAA Life Insurance Company of New York) licensed to sell Life and Annuity contracts in that state. The Company's other business (USAA Life General Agency) offers additional products of other insurance companies requested by USAA membership, which are not sold by the Company. The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

      (b)   INVESTMENTS

            Debt securities, including bonds, mortgage-backed securities (MBS's), and redeemable preferred stocks, have been classified as either held-to-maturity or available-for-sale. Debt securities classified as held-to-maturity are carried at amortized cost. Securities classified as available-for-sale are carried at fair value with unrealized gains or losses (net of related deferred income taxes, deferred policy acquisition costs, and future policyholder benefits) reflected in stockholders' equity.

            Bonds, at amortized cost of approximately $281,206, and $2,876 were on deposit with various state governmental agencies at December 31, 1997, and 1996 respectively. When the New York subsidiary was formed in 1997, the Company withdrew its license in the State of New York. To be in compliance with the New York Regulation 109, the 1997 deposits include $278,333 held for the security of the New York policyholders.

            Mortgage-backed securities held represent participating interests in pools of long term first mortgage loans originated and serviced by the issuers of the securities. Market interest rate fluctuations can affect the prepayment speed of principal and the yield on the securities.

            All equity securities, which include common and nonredeemable preferred stocks, have been classified as available-for-sale. Equity securities are carried at fair value with unrealized gains or losses (net of related deferred income taxes, deferred policy acquisition costs, and future policyholder benefits) reflected in stockholders' equity.

            Real estate mortgages and policy loans are carried at their unpaid principal balances with interest rates ranging from 4.80% to 10.0% at December 31, 1997.

            Short-term securities are carried at cost.

            Interest is not accrued on debt  securities or mortgage  loans for
            which  principal  or  interest   payments  are  determined  to  be
            uncollectible.

            Realized gains and losses are included in net income based upon specific identification of the investment sold. When impairment of the value of an investment is considered to be other than temporary, a provision for the writedown to estimated net realizable value is recorded.

                                                                   (Continued)

                          USAA LIFE INSURANCE COMPANY

                  Notes to Consolidated Financial Statements

                            (Dollars in Thousands)


      (c)   CASH AND CASH EQUIVALENTS

            For purposes of the consolidated statement of cash flows, all highly liquid marketable securities that have a maturity at purchase of three months or less and money market mutual funds are considered to be cash equivalents. At December 31, 1997 and 1996, cash and cash equivalents include $268, and $362, respectively, of separate account purchases awaiting reinvestment. These funds are restricted from the Company's use.

      (d)   FEDERAL INCOME TAXES

            The Company and its subsidiaries are included in the consolidated Federal income tax return filed by USAA. Taxes are allocated to the separate companies of USAA based on a tax allocation agreement, whereby companies receive a current benefit to the extent their losses are utilized by the consolidated group. Separate company current taxes are the higher of taxes computed at a 35% rate on regular taxable income or taxes computed at a 20% rate on alternative minimum taxable income, adjusted for any consolidated benefits allocated to the companies based on the use of separate company losses within the group.

            Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred income taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

      (e)   FAIR VALUE OF FINANCIAL INSTRUMENTS

            The fair value estimates of the Company's financial instruments were made at a point in time, based on relevant market information about the related financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holding of a particular financial instrument. In addition, the tax ramifications related to the effect of fair market value estimates have not been considered in the estimates.

      (f)   USE OF ESTIMATES

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      (g)   DEFERRED POLICY ACQUISITION COSTS

            Policy acquisition costs, consisting primarily of certain underwriting and selling expenses, are deferred and amortized. Traditional individual life and health acquisition costs are amortized in proportion to anticipated premium income after allowing for lapses and terminations (20 years; but not to exceed the life of the policy). Acquisition costs for universal life and annuities are amortized in relation to the present value of estimated gross profits from surrender charges and investment, mortality and expense margins (20 years).

            Deferred policy acquisition costs are reviewed to determine that the unamortized portion does not exceed expected future income or gross profits.

                                                                   (Continued)

                          USAA LIFE INSURANCE COMPANY

                  Notes to Consolidated Financial Statements

                            (Dollars in Thousands)


      (h)   INSURANCE RESERVES

            Included in reserves are traditional life and health products and payout annuities with life contingencies. Payout annuities without life contingencies, deferred annuities, and universal life products are classified as funds on deposit. Traditional life and individual health reserves are computed using a net level premium method and are based on assumed or guaranteed investment yields and assumed rates of mortality, morbidity, withdrawals, expenses and anticipated future policyholder dividends. These assumptions vary by such characteristics as plan, year of issue, policy duration, date of receipt of funds, and may include provisions for adverse deviation.

      (i)   INSURANCE REVENUES AND EXPENSES

            Premiums on traditional life insurance products are recognized as revenues as they become due. Benefits and expenses are matched with premiums in arriving at profits by providing for policy benefits over the lives of the policies and by amortizing acquisition costs. For universal life and investment annuity contracts, revenues consist of investment earnings and policy charges for the cost of insurance, policy administration, and surrender charges assessed during the period. Expenses for these policies include interest credited to policy account balances, benefit claims incurred in excess of policy account balances, and administrative expenses. The related deferred policy acquisition costs are amortized in relation to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins.

      (j)   FUNDS ON DEPOSIT

            Funds on deposit are liabilities for universal life and investment-related products. These liabilities are determined following the "retrospective deposit" method and consist principally of policy account balances before applicable surrender charges.

      (k)   PARTICIPATING BUSINESS

            Certain life insurance policies contain dividend payment provisions which enable the policyholder to participate in the earnings of the life insurance operations. The participating insurance in force accounted for 8% of the total life insurance in force at December 31, 1997, and 9% of life insurance in force at December 31, 1996. Participating policies accounted for 13% of the premium income in 1997, and 15% of the premium income in 1996. The provision for policyholders' dividends is based on current dividend scales.

            The Company guarantees to pay dividends in aggregate, on all policies issued after December 31, 1983, in the total amount of $15,092 in 1998.

            Income  attributable  to  participating   policies  in  excess  of
            policyholder dividends is restricted by several states for participating policyholders of those states, otherwise income in excess of policyholder dividends is accounted for as belonging to the stockholders.

      (l)   RECLASSIFICATIONS

            Certain reclassifications of prior period amounts have been made to conform with the current year's presentation.

                                                                   (Continued)

                          USAA LIFE INSURANCE COMPANY

                  Notes to Consolidated Financial Statements

                            (Dollars in Thousands)


(2)   BASIS OF ACCOUNTING

      The Company prepares separate statutory financial statements in accordance with accounting practices prescribed or permitted by the Insurance Department of Texas. Prescribed statutory accounting practices include a variety of publications of the NAIC as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The NAIC is currently undergoing a codification project whereby a comprehensive accounting and reporting basis may be adopted which is intended to replace prescribed or permitted accounting practices.

      These consolidated financial statements have been prepared on the basis of generally accepted accounting principles (GAAP), which differs from the basis of accounting followed in reporting to insurance regulatory authorities. Reconciliations of statutory net income and capital and surplus, as determined using statutory accounting principles, to the amounts included in the accompanying consolidated financial statements are as follows:

                                                                      1997           1996          1995
                                                                      ----           ----          ----
      Statutory net income                                        $  97,588         62,998        55,213
      Gain(loss) on sale of investments                                 980         (6,422)       (1,719)
      Deferred policy acquisition costs                              19,938         17,728        18,993
      Tax adjustment                                                  7,253          8,386           397
      Participating policyholder earnings                             3,294           (787)          (40)
      Insurance reserves and other                                  (18,221)         3,387        (6,537)
                                                                  ----------     ----------    ----------
          GAAP net income                                         $ 110,832         85,290        66,307
                                                                  ==========     ==========    ==========

      Statutory capital and surplus                                 540,053        470,263       396,676
      Increases (decreases):
        Deferred policy acquisition costs                           207,090        189,298       164,831
        Federal income taxes                                         22,354         28,236        19,974
        Asset valuation reserve                                      99,651        103,482        96,742
        Interest maintenance reserve                                      -              -         4,894
        Participating policyholder liability                         (4,143)        (6,583)       (5,398)
        Policyholder reserve and funds                              (91,468)       (69,279)      (75,052)
        Investment unrealized gain (loss) adjustments:
          Investment valuation difference                           150,686         56,285       145,352
          Policyholder accounts and other assets                   (175,607)       (96,828)     (155,588)
        Other adjustments                                            (3,743)        (4,190)       (3,989)
                                                                  ----------     ----------    ----------
          GAAP capital and surplus                                $ 744,873        670,684       588,442
                                                                  ==========     ==========    ==========

                                                                   (Continued)

                          USAA LIFE INSURANCE COMPANY

                  Notes to Consolidated Financial Statements

                            (Dollars in Thousands)


(3)   INVESTMENTS

      The amortized cost, estimated fair values and carrying values of investments in debt and equity securities as of December 31, 1997 were as follows:

                                                                     Held-to-Maturity
                                     ------------------------------------------------------------------------------
                                                         Gross            Gross         Estimated
                                       Amortized       unrealized       unrealized        fair            Carrying
                                         cost            gains            losses          value             value
                                     ------------------------------------------------------------------------------
DEBT SECURITIES
U.S. Treasury securities
  and obligations of U.S.
  government corporations
  and agencies                       $    11,060            1,912                -           12,972           11,060
Obligations of states and
  political subdivisions                   5,525              373               (2)           5,896            5,525
Debt securities issued by
  foreign governments and
  corporations                            41,153            1,051              (13)          42,191           41,153
Mortgage backed securities               759,916           26,262           (1,546)         784,632          759,916
Corporate securities                     427,603           16,220             (713)         443,110          427,603
                                     ------------     ------------     ------------     ------------     ------------
    Total debt securities            $ 1,245,257           45,818           (2,274)       1,288,801        1,245,257
                                     ============     ============     ============     ============     ============

                                                                  Available-for-Sale
                                     ------------------------------------------------------------------------------
                                                         Gross            Gross         Estimated
                                       Amortized       unrealized       unrealized        fair            Carrying
                                         cost            gains            losses          value             value
                                     ------------------------------------------------------------------------------
DEBT SECURITIES
U.S. Treasury securities
  and obligations of U.S.
  government corporations
  and agencies                       $   301,875            2,500             (994)         303,381          303,381
Obligations of states and
  political subdivisions                  66,443            2,933                -           69,376           69,376
Debt securities issued by
  foreign governments and
  corporations                           128,144            4,866              (19)         132,991          132,991
Mortgage backed securities             1,230,196           54,906              (37)       1,285,065        1,285,065
Corporate securities                   2,995,524           85,527           (1,952)       3,079,099        3,079,099
                                     ------------     ------------     ------------     ------------     ------------
    Total debt securities            $ 4,722,182          150,732           (3,002)       4,869,912        4,869,912
                                     ============     ============     ============     ============     ============

EQUITY SECURITIES
Common stock                         $   216,508           82,854           (1,678)         297,684          297,684
Nonredeemable preferred stock             51,696            3,610             (127)          55,179           55,179
                                     ------------     ------------     ------------     ------------     ------------
    Total equity securities          $   268,204           86,464           (1,805)         352,863          352,863
                                     ============     ============     ============     ============     ============

                                                                   (Continued)

                          USAA LIFE INSURANCE COMPANY

                  Notes to Consolidated Financial Statements

                            (Dollars in Thousands)


The amortized cost, estimated fair values and carrying values of investments in debt and equity securities as of December 31, 1996 were as follows:

                                                                     Held-to-Maturity
                                     ------------------------------------------------------------------------------
                                                         Gross            Gross         Estimated
                                       Amortized       unrealized       unrealized        fair            Carrying
                                         cost            gains            losses          value             value
                                     ------------------------------------------------------------------------------
DEBT SECURITIES
U.S. Treasury securities
  and obligations of U.S.
  government corporations
  and agencies                       $    21,132            1,530               (4)          22,658           21,132
Obligations of states and
  political subdivisions                  42,844              807                -           43,651           42,844
Debt securities issued by
  foreign governments and
  corporations                            53,333              280             (893)          52,720           53,333
Mortgage backed securities               870,583           24,443           (9,694)         885,332          870,583
Corporate securities                     481,906           17,374           (3,517)         495,763          481,906
Redeemable preferred stock                 1,909                -                -            1,909             1909
                                     ------------     ------------     ------------     ------------     ------------
    Total debt securities            $ 1,471,707           44,434          (14,108)       1,502,033        1,471,707
                                     ============     ============     ============     ============     ============

                                                                  Available-for-Sale
                                     ------------------------------------------------------------------------------
                                                         Gross            Gross         Estimated
                                       Amortized       unrealized       unrealized        fair            Carrying
                                         cost            gains            losses          value             value
                                     ------------------------------------------------------------------------------
DEBT SECURITIES
U.S. Treasury securities
  and obligations of U.S.
  government corporations
  and agencies                       $   327,091              885           (4,372)         323,604          323,604
Obligations of states and
  political subdivisions                   7,848              723              (66)           8,505            8,505
Debt securities issued by
  foreign governments and
  corporations                           127,213            3,619             (425)         130,407          130,407
Mortgage backed securities             1,232,769           38,654           (3,982)       1,267,441        1,267,441
Corporate securities                   2,372,767           35,073          (18,133)       2,389,707        2,389,707
                                     ------------     ------------     ------------     ------------     ------------
    Total debt securities            $ 4,067,688           78,954          (26,978)       4,119,664        4,119,664
                                     ============     ============     ============     ============     ============
EQUITY SECURITIES
Common stock                         $   202,313           70,095           (1,481)         270,927          270,927
Nonredeemable preferred stock             37,298            4,872              (29)          42,141           42,141
                                     ------------     ------------     ------------     ------------     ------------
    Total equity securities          $   239,611           74,967           (1,510)         313,068          313,068
                                     ============     ============     ============     ============     ============

                                                                   (Continued)

                          USAA LIFE INSURANCE COMPANY

                  Notes to Consolidated Financial Statements

                            (Dollars in Thousands)


The amortized cost and estimated fair values of debt securities classified as held to maturity and available for sale at December 31, 1997, by contractual maturity, are shown by category below. Expected maturities may differ from contractual maturities because borrowers may have the right to prepay obligations.


                                                          Held-to-Maturity
                                                ----------------------------------
                                                                        Estimated
                                                  Amortized                fair
                                                    cost                   value
                                                ----------------------------------
Due in one year or less                         $   108,753               109,699
Due after one year through five years               147,757               153,194
Due after five years through ten years              180,975               187,965
Due after ten years                                  47,856                53,311
                                                ------------          ------------
                                                    485,341               504,169

Mortgage-backed securities                          759,916               784,632
                                                ------------          ------------
                                                $ 1,245,257             1,288,801
                                                ============          ============

                                                        Available-for-Sale
                                                ----------------------------------
                                                                        Estimated
                                                  Amortized                fair
                                                    cost                   value
                                                ----------------------------------
Due in one year or less                         $    58,514                58,809
Due after one year through five years             1,666,587             1,694,623
Due after five years through ten years            1,562,265             1,616,995
Due after ten years                                 204,620               214,420
                                                ------------          ------------
                                                  3,491,986             3,584,847

Mortgage-backed securities                        1,230,196             1,285,065
                                                ------------          ------------
                                                $ 4,722,182             4,869,912
                                                ============          ============

Proceeds from sales of available-for-sale securities during 1997, 1996, and 1995 were $317,851, $495,039, and $416,071, respectively. Gross gains and losses of $29,049 and $2,913 respectively for 1997, and $25,566 and $18,317 respectively for 1996, and $7,820 and $9,268 respectively for 1995, were realized on those sales.

Gross investment income during 1997, 1996, and 1995 was $456,322, $431,893, and $410,912, respectively and consists primarily of interest income on fixed maturity securities. Investment expenses were $4,218, $3,732, and $3,990 for 1997, 1996, and 1995, respectively.

                                                                   (Continued)

                          USAA LIFE INSURANCE COMPANY

                  Notes to Consolidated Financial Statements

                            (Dollars in Thousands)


(4)   FEDERAL INCOME TAXES

      The expected statutory Federal income tax amounts for the years ended December 31, 1997, 1996, and 1995 differ from the effective tax amounts as follows:

                                                                   1997           1996           1995
                                                                   ----           ----           ----
      Income before income taxes                                $ 166,957        120,886        101,647
                                                                ==========     ==========     ==========

      Federal income tax expense at 35% statutory rate             58,435         42,310         35,577

      Increase (decrease) in tax resulting from:
        Dividends received deduction                                 (604)          (660)          (536)
        Tax credits - R&E                                            (548)        (6,188)             -
        Other, net                                                 (1,158)           134            299
                                                                ----------     ----------     ----------
          Federal income tax expense                            $  56,125         35,596         35,340
                                                                ==========     ==========     ==========

      Deferred income tax benefit for the years ended December 31, 1997, 1996, and 1995 was primarily attributable to differences between the valuation of assets and insurance liabilities for financial reporting and tax purposes.

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 are presented below:

                                                                   1997          1996
                                                                   ----          ----
      Deferred tax assets:
        Insurance reserves                                      $  70,361        62,358
        Accounts payable and accrued expenses                       1,497         1,612
        Policyholder dividends                                      6,778         6,738
        Other, net                                                  3,686         6,929
                                                                ----------    ----------
          Total gross deferred tax assets                          82,322        77,637
                                                                ----------    ----------
      Deferred tax liabilities:
        Investments                                                 7,590         2,641
        Depreciable assets                                             39             1
        Deferred policy acquisition costs                          34,517        37,025
        Other, net                                                      9           331
                                                                ----------    ----------
          Total gross deferred tax liabilities                     42,155        39,998
                                                                ----------    ----------
      Deferred tax liability on net
      unrealized gains on investments                             (17,937)       (9,395)
                                                                ----------    ----------
          Net deferred tax asset                                $  22,230        28,244
                                                                ==========    ==========

      Management believes that the realization of the deferred tax asset is more likely than not based on the expectation that such benefits will be utilized in the future consolidated tax returns of the USAA group.

                                                                   (Continued)

                          USAA LIFE INSURANCE COMPANY

                  Notes to Consolidated Financial Statements

                            (Dollars in Thousands)


      At December 31, 1997, and 1996, the Company had the following Federal income tax payable/receivable amounts:

                                                                   1997           1996
                                                                   ----           ----
      Current Net Federal income taxes payable (receivable)     $ (1,552)        3,157

      Aggregate cash payments to (receipts from) USAA for income taxes were $62,345, $38,064, and $44,965 for USAA Life Insurance Company and $163, $(155), and $126 for its subsidiaries during the years ended December 31, 1997, 1996, and 1995, respectively.

(5)   FAIR VALUE OF FINANCIAL INSTRUMENTS

      The following tables present the carrying amounts and estimated fair values of the Company's financial instruments at December 31. Financial Accounting Statement No. 107, "Disclosures about Fair Value of Financial Instruments", defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

                                                                       1997                          1996
                                                          ----------------------------    ----------------------------
                                                            Carrying          Fair          Carrying          Fair
                                                             Amount           Value          Amount           Value
                                                          ------------    ------------    ------------    ------------
      Financial assets:
        Cash and cash equivalents                         $    39,642          39,642           9,444           9,444
        Debt securities                                     6,115,169       6,158,713       5,591,371       5,621,697
        Equity securities                                     352,863         352,863         313,068         313,068
        Mortgage loans                                          4,462           5,114           4,746           5,232
        Other invested assets                                   2,352           2,736           2,373           2,828
        Policy loans                                          130,246         130,246         118,683         118,683
        Premium balances receivable                             2,899           2,899           1,655           1,655
        Accrued investment income                              78,929          78,929          71,636          71,636
        Separate Account                                      184,797         184,797          93,804          93,804
      Financial liabilities:
        Deferred annuities and annuities without
          life contingencies                                3,787,507       3,787,507       3,720,373       3,720,373
        Policyholder dividend accumulations                    28,593          28,593          23,191          23,191
        Policy dividends declared but unpaid                   31,081          31,081          29,415          29,415
        Accounts payable and accrued expenses                  87,315          87,315          34,295          34,295
        Separate Account                                      184,797         184,797          93,804          93,804

      The carrying amounts of financial assets and liabilities shown in the above table are included in the balance sheet under the indicated captions with the following exceptions: other invested assets are included in other assets, deferred annuities and annuities without life contingencies are included in funds on deposit, policyholder dividend accumulations are included in funds on deposit, and policy dividends declared and unpaid are included in other liabilities.

      The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

      Cash and cash equivalents: Cash and cash equivalents approximate fair value because of the short maturity of these instruments.

      Debt and equity securities: Fair market values for bonds and stocks are determined using quoted market prices from Merrill Lynch Pricing Services, Bloomberg Services or individual brokers.

                                                                   (Continued)

                          USAA LIFE INSURANCE COMPANY

                  Notes to Consolidated Financial Statements

                            (Dollars in Thousands)


      Mortgage loans: The fair value of mortgage loans and the mortgage loan component of other assets are estimated by discounting the future cash flows using interest rates currently being offered for mortgage loans with similar characteristics and maturities.

      Policy loans: In the Company's opinion, the book value of the policy loans approximates their fair value. Policy loans are shown on the financial statements at face value, and carry interest rates ranging from 4.8% to 7.4% in advance.

      Premiums  receivable:   The  recorded  amount  for  premiums  receivable
      approximates fair value because only a slight percentage of total policies issued by the Company lapse.

      Accrued investment income: The accrued amount of investment income approximates its fair value because of the quality of the Company's investment portfolio combined with the short term nature of the collection period.

      Deferred annuities and annuities without life contingencies: The fair value of the deferred annuities is estimated as the aggregate cash value of the annuity, which approximates the carrying value. The fair value of annuities without life contingencies is estimated as the commuted value of the annuity.

      Policyholder dividend accumulations: The fair value of policyholder dividend accumulations is estimated using the book value less a percentage of accrued interest anticipated to be forfeited as a result of policy cancellations. Estimated annual interest to be forfeited is not significant.

      Policy dividends declared but unpaid: The carrying value of policy dividends declared but unpaid approximates the fair value because the carrying value reflects anticipated forfeitures as a result of policy cancellations. Estimated annual interest to be forfeited is not significant.

      Accounts payable and accrued expenses: The fair value of accounts payable and accrued expenses approximates its carrying value because of the short term nature of the obligations.

      Separate account assets and liabilities: The separate account assets reflect the net asset value of the underlying mutual funds, therefore carrying value is considered fair value. The separate account liabilities are reflected at the underlying balances due to the contract holders, excluding seed money, without consideration for applicable surrender charges, if any.

(6)   BORROWINGS

      The Company has no borrowing activity outside of the agreements described in Note 7 "Transactions with affiliates."

(7)   TRANSACTIONS WITH AFFILIATES

      Certain services have been contracted from USAA and its affiliates, such as rental of office space, utilities, mail processing, data processing, printing, and employee benefits. The Company allocates these and other expenses to affiliates for administrative services performed by the Company. The contracted services and allocations are based upon various formulas or agreements with the net amounts included in expenses. The aggregate amount of such contracted services was $73,136, $70,713, and $66,787 for 1997, 1996, and 1995, respectively. The aggregate amount of the Company's allocations to affiliates was $4,376, $4,742, and $3,910 for 1997, 1996, and 1995, respectively.

                                                                   (Continued)

                          USAA LIFE INSURANCE COMPANY

                  Notes to Consolidated Financial Statements

                            (Dollars in Thousands)


      The Company has an agreement with USAA Investment Management Company regarding the reimbursement of costs for investment services provided. The aggregate amount of the USAA Investment Management Company contracted services was $3,037, $2,793, and $2,941 for 1997, 1996 and 1995, respectively.

      The Company also received premium and annuity considerations from USAA of $4,201, $4,093, and $6,145 in 1997, 1996, and 1995, respectively, representing amounts received for structured settlements issued to claimants of USAA and for group insurance on USAA employees.

      The Company has intercompany funding agreements with USAA Capital Corporation (CAPCO) and USAA Funding Company (FUNDCO) for unsecured borrowings up to $150,000 in the aggregate, at an interest rate based upon CAPCO's or FUNDCO's cost of funding. As of December 31, 1997, 1996, and 1995 the Company had no liability for borrowed money. The Company borrowed $3,598,125 during 1997, $2,566,042 during 1996, and $1,809,466 during 1995, through the use of these funding agreements. The interest associated with these intercompany funding agreements was $855, $660, and $898 in 1997, 1996, and 1995, respectively.

      In 1996, the Company exercised a put option on a $20,000 medium term note from CAPCO.

(8)   REINSURANCE

      The Company is party to several reinsurance agreements. The Company's general policy is to reinsure that portion of any risk in excess of $600 with a $100 corridor on the life of any one individual. However in 1997 the Company entered into certain reinsurance treaties which are based on a first dollar quota share pool. The Company retains 10% of the risk on each life up to the normal $600 retention and the remaining 90% goes to a coinsurance pool which is placed with a number of reinsurers on a quota share basis.

      Additionally,  the  Company's  entry into the Bank Owned Life  Insurance
      (BOLI) business resulted in two reinsurance treaties, one Yearly Renewable Term (YRT) and one Coinsurance treaty, both of which are with one reinsurer on a first dollar basis, with the Company retaining 50% of the business in the coinsurance arrangement.

      Although the ceding of reinsurance does not discharge the Company from its primary legal liability to a policyholder, the reinsuring company assumes the related liability.

      Life insurance in force in the amounts of $4,077,094, $3,595,801 and $3,690,040 is ceded on a yearly renewable term basis; $4,684,726, $939,290, and $716,596 is ceded on a coinsurance basis; and $957,267, $952,599, and $1,000,581 is ceded in accordance with a stop loss agreement at December 31, 1997, 1996, and 1995, respectively. Reinsurance amounts related to insurance reserves, funds on deposit, and paid losses totaled $204,607, and $13,023 at December 31, 1997 and 1996, respectively. Premium revenues and interest credited to policyholders were reduced by $204,109, $11,837, and $11,072 for reinsurance premiums ceded during the years ended December 31, 1997, 1996, and 1995, respectively. Benefits were reduced by $196,062, $7,838, and $7,435 for reinsurance recoverables during the years ended December 31, 1997, 1996, and 1995, respectively. One reinsurer accounts for 90% of the amount recoverable from reinsurers at December 31, 1997.

      Reinsurance amounts related to accident and health insurance reserves and paid losses totaled $17,981 and $15,786 at December 31, 1997 and 1996, respectively. Premium revenues were reduced by $3,297, $3,117, and $3,134 for reinsurance premiums ceded during the years ended December 31, 1997, 1996, and 1995, respectively. Benefits were reduced by $3,268, $3,604, and $3,299 for reinsurance recoverables during the years ended December 31, 1997, 1996, and 1995, respectively.

                                                                   (Continued)

                          USAA LIFE INSURANCE COMPANY

                  Notes to Consolidated Financial Statements

                            (Dollars in Thousands)


(9)   DEFERRED POLICY ACQUISITION COSTS AND FUTURE POLICY BENEFITS

      Deferred policy acquisitions costs and premiums are summarized below:

                                                                  Accident
                                      Life          Annuity      and health       Total
                                   ----------     ----------     ----------     ----------
      Balance at
      January 1, 1995              $ 122,138         28,115         11,608        161,861
                                   ----------     ----------     ----------     ----------

        Additions                     15,676          4,498          2,658         22,832
        Amortization                  (4,375)         1,926         (1,466)        (3,915)
        FAS 115 DAC                   (2,051)       (13,896)             -        (15,947)
                                   ----------     ----------     ----------     ----------
        Net change                     9,250         (7,472)         1,192          2,970
                                   ----------     ----------     ----------     ----------
      Balance at
      December 31, 1995            $ 131,388         20,643         12,800        164,831
                                   ----------     ----------     ----------     ----------

        Additions                     18,436          2,999          2,364         23,799
        Amortization                  (5,006)           634         (1,699)        (6,071)
        FAS 115 DAC                      141          6,598              -          6,739
                                   ----------     ----------     ----------     ----------
        Net change                    13,571         10,231            665         24,467
                                   ----------     ----------     ----------     ----------
      Balance at
      December 31, 1996            $ 144,959         30,874         13,465        189,298
                                   ----------     ----------     ----------     ----------

        Additions                     24,674          3,942          3,073         31,689
        Amortization                  (7,764)        (2,373)        (1,761)       (11,898)
        FAS 115 DAC                    1,201         (3,200)             -         (1,999)
                                   ----------     ----------     ----------     ----------
        Net change                    18,111         (1,631)         1,312         17,792
                                   ----------     ----------     ----------     ----------
      Balance at
      December 31, 1997            $ 163,070         29,243         14,777        207,090
                                   ==========     ==========     ==========     ==========

      1997 Premiums                $ 277,631          8,143         70,051        355,825
                                   ==========     ==========     ==========     ==========
      1996 Premiums                $ 264,382          7,792         65,268        337,442
                                   ==========     ==========     ==========     ==========
      1995 Premiums                $ 240,234          4,630         61,034        305,898
                                   ==========     ==========     ==========     ==========

      The liabilities for future policy benefits and related insurance in force at December 31, 1997, and 1996 are summarized below:

                                             Future Policy
                                               Benefits
                                        -------------------------
                                           1997           1996
                                        ----------     ----------
      Life and annuity:
      Individual                        $ 948,565        775,659
      Group                                 2,792          1,449
                                        ----------     ----------
        Total life and annuity            951,357        777,108
                                        ==========     ==========

        Accident and health             $  41,626         34,305
                                        ==========     ==========

                                              Insurance in force
                                        -------------------------------
                                            1997              1996
                                         ----------        ----------
      Life and annuity:
      Individual                        $ 69,540,314        67,650,451
      Group                                1,870,085         1,659,106
                                        -------------     -------------
        Total life and annuity          $ 71,410,399        69,309,557
                                        =============     =============

                                                                   (Continued)

                          USAA LIFE INSURANCE COMPANY

                  Notes to Consolidated Financial Statements

                            (Dollars in Thousands)


      Life Insurance and Annuities:

      Interest assumptions used in the calculation of future policy benefits for Traditional Life policies are as follows:

      Participating term                                        9.28%

      Participating permanent                                   8.68% to 9.28%

      Non - Participating term                                  6.00% to 8.91%

      Future  policy  benefits for Universal  Life and Deferred  Annuities are
      equal  to  the  current  account  value  without   anticipation  of  any
      applicable surrender charges.

      Future policy benefits for Payout Annuities use the original pricing interest rates.

      Mortality  and  withdrawal   assumptions  are  based  on  the  Company's
      experience.

      Health Insurance:

      Interest assumptions used for future policy benefits on health policies are calculated using a level interest rate of 6%.

      Morbidity for Income Replacement policies are based on the 1985 CIDA table. Morbidity for In Hospital Cash policies are based on 1966-67 Intercompany Experience table.

      Termination   assumptions   are  based  on  the  Company  and   industry
      experience.

(10)  CAPITAL STOCK

      The Company has outstanding 600,000 shares of Annually Adjustable Cumulative Perpetual Preferred Stock; 100,000 shares each of Series A, Series B, Series C, Series D, Series E, and Series F. All preferred stock is owned by FUNDCO. No other stock ranks Senior to the Series A-F preferred stock. The dividend rate will be 65% of the cost of the funds for CAPCO on Commercial paper having a 180-day maturity on the first business day of each Dividend Period. The preferred stock has a par value of $100 and a liquidation value of $100 per share. The preferred stock shares are redeemable at the option of the Company for cash, in whole or in part, on the 15th day of each December for Series A and Series B and on the 15th day of each June for Series C, Series D, Series E, and Series F at par value plus accrued and unpaid dividends.
      Preferred stock dividends of $2,200, $1,830, and $1,601 were paid in 1997, 1996, and 1995 respectively, and $94 has accrued since the last payment on December 15, 1997.

      The Company has authorized 30,000 shares of common capital stock, $100 par value, of which 25,000 shares were issued and outstanding at December 31, 1997, 1996, and 1995. Dividends of $45,546, $14,000, and
      $18,000 were paid on the common stock during 1997, 1996, and 1995, respectively. The 1997 dividend was paid in cash and equity securities. The equity securities transferred had an original cost of $11,560, a fair value of $22,546, and the Company recognized gain of $10,986.

(11)  UNASSIGNED SURPLUS AND DIVIDEND RESTRICTIONS

      Texas law limits the payment of dividends to shareholders. The maximum dividend that may be paid without prior approval of the Insurance Commissioner is limited to the greater of net gain from operations of the preceding calendar year or 10% of capital and surplus as of the prior December 31. As a result, dividend payments to shareholders were limited to approximately $47,976 in 1997 and are limited to $66,872 in 1998. Dividends are paid as determined by the Board of Directors and at its discretion.

                                                                   (Continued)

                          USAA LIFE INSURANCE COMPANY

                  Notes to Consolidated Financial Statements

                            (Dollars in Thousands)


      The Texas Department of Insurance imposes minimum risk-based capital requirements on insurance companies that were developed by the National Association of Insurance Commissioners (NAIC). The formulas for determining the amount of risk-based capital (RBC) specify various weighting factors that are applied to statutory financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of the Company's regulatory total adjusted capital to its authorized control level RBC, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. The Company's current statutory capital and surplus is significantly in excess of the threshold RBC requirements.

(12)  EMPLOYEE BENEFIT PLANS

      (a)   PENSION PLAN

            Substantially all employees are covered under a pension plan administered by USAA which is accounted for on a group basis. The benefits are determined based on years of service and the employee's salary at date of retirement. The total net pension cost allocated to the Company on the basis of salary expense was $3,746, $4,847, and $1,913 in 1997, 1996 and 1995, respectively.
            At December 31, 1997 and 1996, a liability of $899 and $1,612, respectively, has been recorded which represents the excess of net periodic pension cost allocated to the Company over its allocated funding requirements.

      (b)   POSTRETIREMENT BENEFIT PLAN

            Substantially all employees may become eligible for certain medical and life insurance benefits provided for retired employees under a plan administered by USAA, if they meet minimum age and service requirements and retire while working for USAA. The total postretirement benefit cost allocated to the Company was approximately $737, $682, and $843 in 1997, 1996, and 1995, respectively. At December 31, 1997 and 1996, a liability of $974 and $186, respectively, was recorded which represents the excess of the net periodic postretirement benefit cost allocated to the Company over its allocated funding requirements.

      (c)   POSTEMPLOYMENT BENEFITS

            All employees of the Company who suffer total disability as a result of illness or injury are eligible for long-term disability benefits under a plan administered by USAA.

            The postemployment benefit cost allocated to the Company is not significant.

(13)  SEPARATE ACCOUNT

      The Separate Account is a segregated asset account established under Texas law through which USAA Life Insurance Company invests the premium payments received from Contract Owners. The assets of the Separate Account are the property of the Company. However, only the assets of the Separate Account in excess of the reserves, and other Contract liabilities with respect to the Separate Account, are chargeable with liabilities arising out of any other business the Company may conduct. Income, gains and losses, whether or not realized, are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains or losses of the Company. The Company's obligations arising under the Contracts are general corporate obligations.

                                                                   (Continued)

                          USAA LIFE INSURANCE COMPANY

                  Notes to Consolidated Financial Statements

                            (Dollars in Thousands)


      The Separate Account currently is divided into nine Variable Annuity Fund Accounts, each of which invests in a corresponding Fund. The Funds that are available under this Contract include seven funds of USAA Life Investment Trust, the Capital Growth Portfolio of the Scudder Variable Life Investment Fund, and the Growth Portfolio of The Alger American Fund. The Accumulated Unit Value of the Contract in a Variable Fund Account will vary, primarily based on the investment experience of the Fund in whose shares the Variable Fund Account invests. The value of the Funds' securities are carried at market value, or, in the case of the USAA Life Variable Annuity Money Market Fund, at amortized cost, which approximates market value.

      The Company incurs mortality and administrative expenses on behalf of Separate Account contract holders. The Company collects fees for these expenses from contract holders at set amounts. In addition, the Company incurs various expenses related to conducting the business or operations of the USAA Life Investment Trust (Trust) as outlined by an underwriting and administrative services agreement. The Company, out of its general account, has agreed to pay directly or reimburse the Trust for Trust expenses exceeding established limits. Such reimbursements were not significant in 1997 and 1996.

(14)  COMMITMENTS AND CONTINGENCIES

      The Company is required by law to participate in the guaranty associations of the various states in which it does business. The state guaranty associations ensure payment of guaranteed benefits, with certain restrictions to policyholders of impaired or insolvent insurance companies, by assessing all other companies involved in similar lines of business.

      There are currently several insurance companies which had substantial amounts of annuity business, in the process of liquidation or rehabilitation. The Company paid $1,953, $2,437 and $4,823 to various state guaranty associations during the years ended December 31, 1997, 1996, and 1995, respectively. The Company accrues its best estimate for known insolvencies. At December 31, 1997 and 1996 accounts payable and accrued expenses include $8,931 and $9,292, respectively, related to estimated assessments.

(15)  SUBSEQUENT EVENT

      In  January  1998,   the  Company   declared  and  paid  a  dividend  to
      stockholders of $33,928. The dividend was paid in equity securities with an original cost of $21,951, resulting in a realized gain of $11,977.

      We have not authorized anyone to give any information or make any representations other than those contained in this Prospectus (or any sales literature we approve) in connection with the offer of the Policies described herein. You may not rely on any such information or representations, if made. This Prospectus does not constitute an offer in any jurisdiction to any person to whom such offer would be unlawful. This Prospectus is valid only when accompanied or preceded by the current prospectuses for the Funds described herein.


                               [BACK COVER PAGE]

                                    PART II

             INFORMATION NOT REQUIRED TO BE FILED IN A PROSPECTUS


                          UNDERTAKING TO FILE REPORTS

      Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.


                    UNDERTAKING PURSUANT TO RULE 484(b)(1)
                       UNDER THE SECURITIES ACT OF 1933


      Rule 484(b)(1) under the Securities Act of 1933 requires a description of "[a]ny provision or arrangement . . . whereby the registrant may indemnify a director, officer or controlling person of the registrant against liabilities arising under the [Securities] Act." Registrant, the Life Insurance Separate Account of USAA Life Insurance Company, does not, as a technical matter, have any directors or officers. Nevertheless, Registrant, pursuant to Section 13 of the Amended and Restated Distribution and Administration Agreement, may indemnify, albeit indirectly, directors and/or officers of its depositor, USAA Life Insurance Company ("USAA Life"), as follows. Section 13 of such Agreement provides that Registrant shall indemnify the employees of USAA Investment Management Company ("IMCO"), Registrant's principal underwriter. To whatever extent any director or officer of USAA Life may be deemed to be an "employee" of IMCO, Registrant may be deemed to be permitted to indemnify such person pursuant to such Agreement, which is filed as Exhibit 1.(3)(a) to this Registration Statement and is herein incorporated by reference.


      Additionally, there are certain other provisions or arrangements whereby USAA Life, and/or certain of its affiliated persons, may be indemnified by parties or entities other than Registrant. Such provisions or arrangements are incorporated herein by reference, as follows: to Article IX of the By-Laws of USAA Life, filed as Exhibit 1.6(b) to this Registration Statement; to Section 9 of the Amended and Restated Underwriting and Administrative Services Agreement, filed as Exhibit 1.(8)(a) to this Registration Statement; to
Section 12 of the Transfer Agent Agreement, as amended, filed as Exhibit 1.(8)(c) to this Registration Statement; to Section 6(b) of the Reimbursement Agreement, filed as Exhibit 1.8(d)(iii) to this Registration Statement; to
Section  12.2  of  the  Amended  Participation  Agreement,  filed  as  Exhibit
1.8(e)(i) to this Registration Statement; to Section 7 of the Participation Agreement, filed as Exhibit 1.8(f)(i) to this Registration Statement; and to the Expense Allocation Agreement, filed as Exhibit 1.8(f)(ii) to this Registration Statement.

      Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


REPRESENTATION REGARDING THE REASONABLENESS OF AGGREGATE FEES AND CHARGES DEDUCTED UNDER THE POLICIES PURSUANT TO SECTION 26(e)(2)(A) OF THE INVESTMENT COMPANY ACT OF 1940


      USAA Life Insurance Company ("USAA Life") represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company under the Policies. USAA Life bases its representation on its assessment of all of the facts and circumstances, including such relevant factors as: the nature and extent of such services, expenses and risks; the need for USAA Life to earn a profit; the degree to which the Policies include innovative features; and the regulatory standards for exemptive relief under the Investment Company Act of 1940 used prior to October 1996, including the range of industry practice. This representation applies to all Policies sold pursuant to this Registration Statement, including those sold on the terms specifically described in the prospectus contained herein, or any variations therein, based on supplements, endorsements, or riders to any Policies or prospectus, or otherwise.

                      CONTENTS OF REGISTRATION STATEMENT

This Registration Statement contains the following papers and documents:

The facing sheet.

Reconciliation and tie between items in Form N-8B-2 and the Prospectus.


Prospectus consisting of 79 pages.


Undertaking, pursuant to Section 15(d) of the Securities Exchange Act of 1934 to file reports.

Undertaking pursuant to Rule 484(b)(1) under the Securities Act of 1933, regarding indemnification.

Representation regarding the reasonableness of aggregate fees and charges.

The signatures.

Written consents of the following persons:


      Dwain A. Akins, Esq., Assistant Vice President and Assistant Secretary, USAA Life Insurance Company (see Exhibit 2). (Filed herewith.)

      KMPG Peat Marwick LLP, Independent Auditors (see Exhibit 6). (Filed herewith.)

      Stephen N. Patzman, FSA, MAAA, Vice President and Corporate Actuary, USAA Life Insurance Company (see Exhibit 9). (Filed herewith.)


The following exhibits:

      1.    Exhibits required by Article IX, paragraph A, of Form N-8B-2:


            (1) Resolution of Board of Directors of USAA Life Insurance Company establishing Life Insurance Separate Account of USAA Life Insurance Company. (The resolution is filed in lieu of a trust or indenture creating a unit investment trust.)(1)


            (2)           Not applicable.


            (3)(a) Amended and Restated Distribution and Administration Agreement by and between USAA Life Insurance Company and USAA Investment Management Company, dated December 16, 1994 and amended and restated, to encompass variable universal life insurance, March 30, 1998. (Filed herewith.)


            (3)(b)        Not applicable.

            (3)(c)        Not applicable.

            (4)           Not applicable.


            (5) Revised Form of Variable Universal Life Insurance Policy (Policy Form No. VUL 31891TX), including riders. (Filed herewith.)

            (6)(a) Articles of Incorporation of USAA Life Insurance Company, as amended. (Filed herewith.)

            (6)(b)        Bylaws  of  USAA  Life  Insurance  Company.   (Filed
                          herewith.)


            (7)           Not applicable.


            (8)(a) Amended and Restated Underwriting and Administrative Services Agreement by and between USAA Life Insurance Company, USAA Life Investment Trust and USAA Investment Management Company, dated December 16, 1994, amended February 7, 1997, and amended and restated, to encompass variable universal life insurance, February 26, 1998.(2)


            (8)(b)(i) Investment Advisory Agreement by and between USAA Life Investment Trust and USAA Investment Management Company, dated December 16, 1994.(2)

            (8)(b)(ii) Amendment to Investment Advisory Agreement by and between USAA Life Investment Trust and USAA Investment Management Company, with respect to Funds added to Trust, dated February 7, 1997.(3)

            (8)(b)(iii) Second Amendment to Investment Advisory Agreement by and between USAA Life Investment Trust and USAA Investment Management Company, to encompass variable life insurance, dated February 18, 1998.(2)

            (8)(c)(i) Transfer Agent Agreement by and between USAA Life Investment Trust and USAA Life Insurance Company, dated December 15, 1994.(2)

            (8)(c)(ii) Letter Agreement by and between USAA Life Investment Trust and USAA Life Insurance Company, appointing
                          USAA  Life  as  the  Transfer   Agent  and  Dividend

                          Disbursing Agent for Funds added to Trust, dated February 7, 1997.(2)

            (8)(c)(iii) Amendment to Transfer Agent Agreement by and between USAA Life Investment Trust and USAA Life Insurance Company, to encompass variable universal life insurance, dated February 18, 1998.(2)


            (8)(d)(i) Form of Participation Agreement by and between Scudder Variable Life Investment Fund and USAA Life Insurance Company. (Filed herewith.)

            (8)(d)(ii) Form of Participating Contract and Policy Agreement by and between Scudder Investor Services, Inc. and USAA Investment Management Company. (Filed herewith.)

            (8)(d)(iii) Form of Reimbursement Agreement by and between Scudder Kemper Investments, Inc. and USAA life Insurance Company. (Filed herewith.)

            (8)(d)(iv) Form of Letter Agreement by and between Scudder Kemper Investments, Inc., Scudder Investor Services, Inc., Scudder Variable Life Investment Fund, USAA
                          Life Insurance Company and USAA Investment Management Company. (Filed herewith.)

            (8)(e)(i) Amended Participation Agreement by and between The Alger American Fund, Fred Alger Management, Inc., Fred Alger & Company, Incorporated, and USAA Life Insurance Company, dated December 16, 1994, as amended March 16, 1998. (Filed herewith.)

            (8)(e)(ii) Amended Expense Allocation Agreement by and between Fred Alger Management, Inc., Fred Alger & Company, Incorporated, and USAA Life Insurance Company, dated December 16, 1994 as amended March 16, 1998. (Filed herewith.)

            (8)(f)(i) Participation Agreement by and between BT Insurance Funds Trust, Bankers Trust Company and USAA Life Insurance Company, dated April 30, 1998. (Filed herewith.)

            (8)(f)(ii) Expense Allocation Agreement by and between Bankers Trust Company and USAA Life Insurance Company, dated April 30, 1998. (Filed herewith.)

            (10)(a)(i)    Revised  Form  of   Application   for  the  Variable
                          Universal Life Insurance Policy filed as Exhibit 1.(5). (Filed herewith.)

            (10)(a)(ii) Form of Application for Variable Universal Life Insurance Policy Change. (Filed herewith.)

            (10)(b)       Proposed   Section  1035   Exchange   Form.   (Filed
                          herewith.)


Other Exhibits


      2. Opinion and Consent of Dwain A. Akins, Esq. Assistant Vice President and Assistant Secretary, USAA Life Insurance Company, as to the legality of the Policy interests being registered. (Filed herewith.)


      3.    Not applicable.

      4.    Not applicable.

      5.    Financial Data Schedule. (See Exhibit 27 below.)


      6. Consent of KPMG Peat Marwick LLP, Independent Auditors. (Filed herewith.)

      7.    Powers of Attorney for: Edwin L. Rosane, Robert G. Davis, Bradford
            W. Rich, Josue Robles, Jr., Michael J.C. Roth, Janis E. Marshall, William B. Tracy, Donald R. Walker, and James A. Robinson.(1)

      8. Form of illustration showing cash values, cash surrender values, and death benefits, based on annualized rates of return of 0%, 6%, and 12%, and based on current and guaranteed Policy charges. (Filed herewith.)

      9. Opinion and Consent of Stephen N. Patzman, FSA, MAAA, Vice President and Corporate Actuary, USAA Life Insurance Company, as to the methodology for computing cash values, cash surrender values, and death benefits as described in the form of illustration filed as Exhibit 8. (Filed herewith.)


      27 Financial Data Schedule. (Inapplicable, because, notwithstanding Instruction 5 as to Exhibits, the Commission staff has advised that no such Schedule is required.)


      (1) Previously filed on January 30, 1998, with the initial filing of this Registration Statement.

      (2) Incorporated herein by reference to Post-Effective Amendment No. 6, filed on March 2, 1998, to the Form N-1A Registration Statement (File No. 33-82270) of USAA Life Investment Trust.


      (3) Incorporated herein by reference to Post-Effective Amendment No. 3, filed on February 14, 1997, to Form N-1A Registration Statement (File No. 33-82270) of USAA Life Investment Trust.

                                   SIGNATURE


      Pursuant to the requirements of the Securities Act of 1933, the Registrant, Life Insurance Separate Account of USAA Life Insurance Company, has duly caused this amended Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto fixed and attested, all in the City of San Antonio, and State of Texas, on this 15th day of May, 1998.



                 Signature:  Life Insurance Separate Account of
                             USAA Life Insurance Company
                                    (Registrant)

                 By:         USAA Life Insurance Company
                             (On behalf of Registrant and itself)

                 By:         /s/EDWIN L. ROSANE
                             ------------------
                             Edwin L. Rosane
                             Vice Chairman, Chief Executive Officer and
                             President


Attest: /s/DWAIN A. AKINS
        -----------------
        Dwain A. Akins
        Assistant Vice President and
        Assistant Secretary

                                   SIGNATURE


      Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement has been signed below by the following person in the capacity and on the date indicated.

       Signature                     Title                   Date

   --------------------
     Robert G. Davis                Chairman

                                   SIGNATURE


      Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement has been signed below by the following person in the capacity and on the date indicated.

       Signature                     Title                   Date

   /s/EDWIN L. ROSANE
   ------------------
   Edwin L. Rosane                 Director               May 15, 1998

                                                     SIGNATURE


      Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement has been signed below by the following person in the capacity and on the date indicated.

       Signature                     Title                   Date

   /s/BRADFORD W. RICH
   -------------------
   Bradford W. Rich                Director              May 15, 1998

                                   SIGNATURE


      Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement has been signed below by the following person in the capacity and on the date indicated.

       Signature                     Title                   Date

   /s/JOSUE ROBLES, JR.
   --------------------
   Josue Robles, Jr.               Director              May 15, 1998

                                   SIGNATURE


      Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement has been signed below by the following person in the capacity and on the date indicated.

       Signature                     Title                   Date


   --------------------
    Michael J.C. Roth               Director

                                   SIGNATURE


      Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement has been signed below by the following person in the capacity and on the date indicated.

       Signature                     Title                   Date

   /s/JANIS E. MARSHALL
   --------------------
   Janis E. Marshall                Director              May 15, 1998

                                   SIGNATURE


      Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement has been signed below by the following person in the capacity and on the date indicated.

       Signature                     Title                   Date

   /s/WILLIAM B. TRACY
   -------------------
   William B. Tracy                Director               May 15,1998

                                   SIGNATURE


      Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement has been signed below by the following person in the capacity and on the date indicated.

       Signature                     Title                   Date


   -------------------
    Donald B. Walker               Director

                                   SIGNATURE


      Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement has been signed below by the following person in the capacity and on the date indicated.

       Signature                     Title                   Date

   /s/JAMES A. ROBINSON
   --------------------
   James A. Robinson       Senior Vice President and        May 15, 1998
                        Treasurer (Principal Financial
                             and Accounting Officer)

                                 EXHIBIT INDEX




1.(3)(a) Amended and Restated Distribution and Administration Agreement by and between USAA Life Insurance Company and USAA Investment Management Company, dated December 16, 1994 and amended February 7, 1997, and amended and restated, to encompass variable universal life insurance, March 30, 1998. (Filed herewith.)

1.(5) Revised Form of Variable Universal Life Insurance Policy (Policy Form No. 31747), including riders.

1.(6)(a) Articles of Incorporation of USAA Life Insurance Company, as amended. (Filed herewith.)

1.(6)(b)          Bylaws of USAA Life Insurance Company. (Filed herewith.)

1.(8)(d)(i)       Form  of  Participation  Agreement  by and  between  Scudder
                  Variable  Life  Investment  Fund  and  USAA  Life  Insurance
                  Company. (Filed herewith.)

1.(8)(d)(ii)      Form of  Participating  Contract and Policy Agreement by and
                  between Scudder Investor Services,  Inc. and USAA Investment
                  Management Company. (Filed herewith.)

1.(8)(d)(iii)     Form of  Reimbursement  Agreement  by and  between  Scudder,
                  Kemper  Investments  Inc.and  USAA life  Insurance  Company.
                  (Filed herewith.)

1.(8)(d)(iv)      Form of Letter  Agreement  by and  between  Scudder,  Kemper
                  Investments Inc., Scudder Investor  Services,  Inc., Scudder
                  Variable Life Investment Fund, USAA Life Insurance Company and USAA Investment Management Company. (Filed herewith.)

1.(8)(e)(i)       Amended  Participation  Agreement  by and  between The Alger
                  American Fund,  Fred Alger  Management,  Inc.,  Fred Alger &
                  Company, Incorporated, and USAA Life Insurance Company, dated December 16, 1994, as amended March 16, 1998. (Filed herewith.)

1.(8)(e)(ii)      Amended  Expense  Allocation  Agreement  by and between Fred
                  Alger Management, Inc., Fred Alger & Company, Incorporated, and USAA Life Insurance Company, dated December 16, 1994 as amended March 16, 1998. (Filed herewith.)

1.(8)(f)(i)       Participation  Agreement by and between BT  Insurance  Funds
                  Trust,   Bankers  Trust  Company  and  USAA  Life  Insurance
                  Company, dated April 30, 1998. (Filed herewith.)

1.(8)(f)(ii)      Expense  Allocation  Agreement by and between  Bankers Trust
                  Company  and USAA Life  Insurance  Company,  dated April 30,
                  1998. (Filed herewith.)

1.(10)(a)(i)      Revised Form of Application for the Variable  Universal Life
                  Insurance Policy filed as Exhibit 1.(5).

1.(10)(a)(ii)     Form of  Application  for Variable  Universal Life Insurance
                  Policy Change.

1.(10)(b)         Proposed Section 1035 Exchange Form.

2. Opinion and Consent of Dwain A. Akins, Esq. Assistant Vice President and Assistant Secretary, USAA Life Insurance Company, as to the legality of the Policy interests being registered.

6.                Consent of KPMG Peat Marwick LLP, Independent Auditors.

8. Form of illustration showing cash values, cash surrender values, and death benefits based on an annualized rates of return of 0%, 6%, and 12%, and based on current and guaranteed Policy charges.

9. Opinion and Consent of Stephen N. Patzman, FSA, MAAA, Vice President and Corporate Actuary, USAA Life Insurance Company, as to the methodology for computing cash values, cash surrender values, and death benefits as described in the form of illustration filed as Exhibit 8.